Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Ceradyne, Inc.
at
$35.00 Net Per Share
by
Cyborg Acquisition Corporation
a wholly owned subsidiary of
3M Company

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 27, 2012, UNLESS THE OFFER IS EXTENDED.

        Cyborg Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of 3M Company, a Delaware corporation ("3M"), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Ceradyne, Inc., a Delaware corporation ("Ceradyne"), at a price of $35.00 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 30, 2012, among Purchaser, Ceradyne and 3M (the "Merger Agreement"), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Ceradyne and Ceradyne will be the surviving corporation and a wholly owned subsidiary of 3M (the "Merger").

        The Ceradyne board of directors has duly and unanimously (i) approved the Merger Agreement, the Offer, the Merger, the exercise of the top-up option (as described in this Offer to Purchase) (including the issuance of Shares pursuant to the top-up option on the terms set forth in the Merger Agreement and the adequacy of the consideration payable in respect thereof) and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement (as described in this Offer to Purchase), (ii) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement are fair to and in the best interests of Ceradyne and its stockholders, (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, (iv) recommended that the holders of the Shares adopt the Merger Agreement and (v) declared the Merger Agreement to be advisable.

        The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as described in this Offer to Purchase), (ii) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in the United States and the receipt of all other clearances, consents, approvals, orders or authorizations applicable to the purchase of Shares pursuant to the Offer under any other antitrust or competition laws and (iii) other customary conditions as described in Section 13—"Conditions of the Offer." There is no financing condition to the Offer. A summary of the principal terms of the Offer appears on pages (i) through (iv). You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038

Banks and Brokers Call: (212) 440-9800
All Others Toll Free: (866) 257-5415

October 15, 2012

IMPORTANT

        If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer (or a facsimile thereof), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to Wells Fargo Bank, N.A., the depositary for the Offer (the "Depositary"), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by a transfer of Direct Registration Book-Entry Shares (as defined in this Offer to Purchase) or by book-entry transfer by following the procedures described in Section 3—"Procedures for Tendering Shares" of this Offer to Purchase, in each case by the Expiration Date (as defined herein) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares.

        If you desire to tender your Shares and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery described in Section 3—"Procedures for Tendering Shares" of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

*    *    *

        Questions and requests for assistance may be directed to the Information Agent at the telephone number and address set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission at www.sec.gov.

SUMMARY TERM SHEET

        This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer (as defined below), the Merger (as defined below) and the related transactions. References to "we," "us," or "our," unless the context otherwise requires, are references to Purchaser (as defined below).

Principal Terms

  •
  Cyborg Acquisition Corporation ("Purchaser"), a direct wholly owned subsidiary of 3M Company ("3M"), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Ceradyne, Inc. ("Ceradyne"), at a price of $35.00 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 30, 2012, among Purchaser, Ceradyne and 3M (the "Merger Agreement"), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Ceradyne and Ceradyne will be the surviving corporation and a wholly owned subsidiary of 3M (the "Merger").

  •
  The Offer is the first step in our plan to acquire all of the issued and outstanding Shares, as provided in the Merger Agreement. If the Offer results in our purchasing a majority of the issued and outstanding Shares on a fully diluted basis, we will acquire the remainder of the Shares in the Merger for an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price. No appraisal rights are available in connection with the Offer. Under Delaware law, however, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the General Corporation Law of the State of Delaware will have appraisal rights in connection with the Merger. See Section 15—"Certain Legal Matters—Appraisal Rights."

  •
  Ceradyne has granted Purchaser an irrevocable option (which is exercisable anytime after the acceptance for payment for any Shares by Purchaser) to purchase in certain circumstances Shares equal to the number of additional Shares sufficient to cause 3M and Purchaser to own one Share more than 90 percent of the total Shares that would then be outstanding. The purchase price per Share for Shares under this option would be equal to the Offer Price. This option, which we refer to as the "top-up option," is subject to certain conditions and requires, among other things, that (i) 3M and Purchaser own in the aggregate at least a majority of the Shares outstanding prior to the exercise of the top-up option and (ii) the exercise of the top-up option will cause 3M and Purchaser to own one Share more than 90 percent of the total Shares that would then be outstanding.

  •
  The initial offering period for the Offer will end at 5:00 p.m., New York City time, on Tuesday, November 27, 2012, unless we extend the Offer. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer.

  •
  See Section 1—"Terms of the Offer."

i

Ceradyne Board Recommendation

  •
  The Ceradyne board of directors (the "Ceradyne Board") has duly and unanimously (i) approved the Merger Agreement, the Offer, the Merger, the exercise of the top-up option (including the issuance of Shares pursuant to the top-up option on the terms set forth in the Merger Agreement and the adequacy of the consideration payable in respect thereof) and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement, (ii) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement are fair to and in the best interests of Ceradyne and its stockholders, (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, (iv) recommended that the holders of the Shares adopt the Merger Agreement and (v) declared the Merger Agreement to be advisable. See "Introduction" and Section 10—"Background of the Offer; Contacts with Ceradyne" below, and Ceradyne's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Conditions

  •
  We are not obligated to purchase any tendered Shares unless, at the expiration of the Offer, there have been validly tendered in the Offer and not properly withdrawn that number of Shares which would represent at least a majority of the issued and outstanding Shares on a fully diluted basis assuming the issuance of all Shares that may be issued upon the exercise of any then outstanding options granted pursuant to the 1994 Stock Incentive Plan (regardless of whether (or to what extent) such options are then vested, convertible, exchangeable, exercisable or "in-the-money") and the vesting of all outstanding restricted stock units (regardless of whether (or to what extent) such restricted stock units are then vested or exercisable). See Section 11—"Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements—The Merger Agreement—Treatment of Equity Awards." We refer to this condition as the "Minimum Tender Condition." As of the date of this Offer to Purchase, 3M and Purchaser own no Shares.

  •
  We also are not obligated to purchase any tendered Shares unless the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, and we have received requisite regulatory clearances, consents, approvals, orders or authorizations applicable to the purchase of Shares pursuant to the Offer under any other antitrust or competition laws. As of the date of this Offer to Purchase, we believe that, in addition to the United States, filings are also required in Germany and Austria. We refer to this condition as the "Antitrust Condition." See Section 15—"Certain Legal Matters."

  •
  The Offer is also subject to a number of other important conditions, including, among others, (i) there being no judgment, ruling, order, writ, injunction or decree of any federal, state, local or foreign governmental or regulatory authority or any federal, state, local or foreign statute, law, ordinance, rule or regulation in effect that would (a) make the Offer or the Merger illegal, (b) otherwise prevent the consummation thereof or (c) impose any material limitations on the ownership or operation by 3M (or any of its subsidiaries) of all or any material portion of businesses or assets of 3M, Ceradyne or any of their respective subsidiaries, or to compel 3M, Ceradyne or any of their respective subsidiaries to dispose of or hold separate any material portion of the businesses or assets of 3M, Ceradyne or any of their respective subsidiaries; (ii) no suit, action or proceeding shall have been (a) commenced and be pending or (b) threatened by any United States federal or state or foreign governmental or regulatory authority of competent jurisdiction wherein a judgment, ruling, order, writ, injunction or decree would have any of the effects referred to in clause (i) above; (iii) the absence of a material adverse effect on Ceradyne (as provided in the Merger Agreement); (iv) the representations and warranties of Ceradyne set forth in the Merger Agreement being true and correct (as provided in the Merger Agreement), other than (subject to certain exceptions) such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Ceradyne; and (v) Ceradyne having performed in all material respects each of its obligations and complied in all material respects with each of its agreements and covenants in the Merger Agreement. We can waive these conditions (other than the Minimum Tender Condition) without Ceradyne's consent. See Section 13—"Conditions of the Offer."

  •
  There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all issued and outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (iv) 3M has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares pursuant to the Merger.

Procedures for Tendering Shares

  If you wish to accept the Offer and:

  •
  you are a record holder (i.e., a stock certificate or book entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3—"Procedures for Tendering Shares";

  •
  you are a record holder, but your stock certificate or book entry is not available or you cannot deliver or transfer it to the Depositary before the Offer expires, you may be able to obtain three additional trading days to deliver or transfer your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Offer expires. See Section 3—"Procedures for Tendering Shares" for more information; or

  •
  you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in "street name"), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Withdrawal Rights

  •
  You have the right to, and can, withdraw any Shares that you have previously tendered at any time until the Offer has expired and, if we have not by December 13, 2012 agreed to accept your Shares for payment, you can withdraw them at any time after such time until we accept your Shares for payment. See Sections 1 and 4—"Terms of the Offer" and "Withdrawal Rights."

  •
  To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal with the required information to the Depositary at a time when you have the right to withdraw your Shares. If you tendered your Shares through your broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—"Withdrawal Rights."

  •
  Once we accept your tendered Shares upon expiration of the Offer, you will no longer be able to withdraw them. In addition, you will not be able to withdraw Shares tendered during any subsequent offering period that we may elect to establish after we have accepted for payment Shares tendered in the Offer. See Sections 1 and 4—"Terms of the Offer" and "Withdrawal Rights."

Recent Ceradyne Trading Prices; Subsequent Trading

  •
  On September 28, 2012, the last trading day before 3M and Ceradyne announced the signing of the Merger Agreement, the closing price of the Shares reported on The NASDAQ Global Select Market was $24.43 per Share.

  •
  The Offer Price of $35.00 per Share represents a premium of approximately 43 percent to Ceradyne's closing stock price on September 28, 2012, the last trading day prior to the announcement of the signing of the Merger Agreement.

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  On October 12, 2012, the last full trading day before Purchaser commenced the Offer, the closing price of the Shares reported on The NASDAQ Global Select Market was $34.97 per Share.

  •
  We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—"Price Range of Shares; Dividends."

U.S. Federal Income Tax Treatment

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  If you are a U.S. taxpayer, your receipt of cash for Shares in the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the Offer or the Merger and (b) your adjusted tax basis in the Shares you sell in the Offer or exchange pursuant to the Merger. That gain or loss will be capital gain or loss if the Shares are a capital asset in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer and the Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 5—"Material United States Federal Income Tax Consequences of the Offer and the Merger."

Further Information

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  For further information, you can call Georgeson Inc., the Information Agent for the Offer, toll-free at (866) 257-5415, or (212) 440-9800 for banks and brokers. See the back cover page of this Offer to Purchase for additional contact information.

To All Holders of Shares of Common Stock of
Ceradyne, Inc.:

INTRODUCTION

        Cyborg Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of 3M Company, a Delaware corporation ("3M"), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Ceradyne, Inc., a Delaware corporation ("Ceradyne"), at a price of $35.00 per share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. However, if you do not complete and sign the substitute Form W-9 that is included in the Letter of Transmittal, or a Form W-8BEN or other Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of twenty-eight percent of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5—"Material United States Federal Income Tax Consequences of the Offer and the Merger." Purchaser will pay all charges and expenses of Wells Fargo Bank, N.A. (the "Depositary") and Georgeson Inc. (the "Information Agent").

        Consummation of the Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as described in this Offer to Purchase), (ii) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), in the United States and the receipt of all other clearances, consents, approvals, orders or authorizations applicable to the purchase of Shares pursuant to the Offer under any other antitrust or competition laws (the "Antitrust Condition") and (iii) other customary conditions as described in Section 13—"Conditions of the Offer" (collectively, the "Offer Conditions"). There is no financing condition to the Offer.

        The Minimum Tender Condition requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn that number of Shares which would represent at least a majority of the issued and outstanding Shares on a fully diluted basis, assuming the issuance of all Shares that may be issued upon the exercise of any then outstanding options granted pursuant to the 1994 Stock Incentive Plan ("1994 Options") (regardless of whether (or to what extent) such 1994 Options are then vested, convertible, exchangeable, exercisable or "in-the-money") and the vesting of all outstanding restricted stock units (regardless of whether (or to what extent) such restricted stock units are then vested or exercisable). According to Ceradyne, as of September 28, 2012, there were 24,047,187 Shares issued and outstanding and 344,645 Shares issuable upon the exercise of outstanding 1994 Options and the vesting of outstanding restricted stock units. Accordingly, based on the number of Shares, 1994 Options and restricted stock units outstanding as of September 28, 2012, the Minimum Tender Condition would be satisfied if at least 12,195,917 Shares are validly tendered in the Offer and not properly withdrawn (or at least 10,639,377 Shares in addition to the Shares we currently expect will be tendered pursuant to the Voting and Tender Agreement (as defined below)).

        In addition to filings under the HSR Act, as of the date of this Offer to Purchase, we believe that antitrust filings and clearances are also required in Germany and Austria. See Section 15—"Certain Legal Matters."

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 30, 2012, among Purchaser, Ceradyne and 3M (the "Merger Agreement"), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Ceradyne and Ceradyne will be the surviving corporation and a wholly owned subsidiary of 3M (the "Merger"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares held in the treasury of Ceradyne or owned by Purchaser, 3M or any wholly owned subsidiary of 3M or Ceradyne or held by stockholders who have properly exercised appraisal rights under the DGCL (as defined below)) will by virtue of the Merger, and without any action by the holder thereof, be canceled and converted automatically into the right to receive from Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price (the "Merger Consideration"), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in Section 11—"Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements." Section 5—"Material United States Federal Income Tax Consequences of the Offer and the Merger" describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger. We recommend that stockholders consult their tax advisors regarding the tax consequences of the sale of Shares in connection with the Offer or the Merger.

        The Offer is only for Shares and not for options or restricted stock units. Pursuant to the Merger Agreement, all unexercised 1994 Options that are outstanding immediately prior to the Effective Time, whether vested or unvested, will vest in full as of the Effective Time and shall terminate and be canceled as of the Effective Time. As soon as practicable after the Effective Time, in exchange for such termination and cancellation, the holders of such 1994 Options, including any of Ceradyne's directors and executive officers that hold such Options, will receive, with respect to each 1994 Option, a cash payment (less any applicable withholding taxes) equal to the product of (a) the excess, if any, of the Offer Price over the applicable exercise price per Share of such 1994 Option and (b) the aggregate number of Shares subject to such 1994 Option immediately prior to the Effective Time. If the exercise price per Share of any 1994 Option equals or exceeds the Offer Price, such amount will be zero. All unexercised options to purchase Shares granted under the 2003 Stock Incentive Plan ("2003 Options") that are outstanding immediately prior to the acceptance for payment of and payment for at least a majority of the issued and outstanding Shares in the Offer (the "Acceptance Time"), whether vested or unvested, will vest in full as of the Acceptance Time and shall terminate and be canceled as of the Acceptance Time. As soon as practicable after the Acceptance Time, in exchange for such termination and cancellation, the holders of such 2003 Options, including any of Ceradyne's directors and executive officers that hold such Options, will receive, with respect to each 2003 Option, a cash payment (less any applicable withholding taxes) equal to the product of (a) the excess, if any, of the Offer Price over the applicable exercise price per Share of such 2003 Option and (b) the aggregate number of Shares subject to such 2003 Option immediately prior to the Acceptance Time. If the exercise price per Share of any 2003 Option equals or exceeds the Offer Price, such amount will be zero. All outstanding and unvested restricted stock units granted under the 2003 Stock Incentive Plan will, pursuant to the terms of such plan, become fully vested immediately prior to the Acceptance Time and shall be settled immediately in an equivalent number of Shares.

        The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Tuesday, November 27, 2012, unless the Offer is extended. See Sections 1, 13 and 15—"Terms of the Offer," "Conditions of the Offer" and "Certain Legal Matters."

        The Ceradyne board of directors (the "Ceradyne Board") has duly and unanimously (i) approved the Merger Agreement, the Offer, the Merger, the exercise of the top-up option (as described in this Offer to Purchase) (including the issuance of Shares pursuant to the top-up option on the terms set forth in the Merger Agreement and the adequacy of the consideration payable in respect thereof) and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement

(as described in this Offer to Purchase), (ii) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement are fair to and in the best interests of Ceradyne and its stockholders, (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, (iv) recommended that the holders of the Shares adopt the Merger Agreement and (v) declared the Merger Agreement to be advisable (the foregoing, the "Board Recommendation").

        For factors considered by the Ceradyne Board, see Ceradyne's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

        Consummation of the Merger is conditioned upon, if required by law, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of Ceradyne. Under the General Corporation Law of the State of Delaware (the "DGCL"), the affirmative vote of a majority of the outstanding Shares to adopt the Merger Agreement is the only vote of any class or series of Ceradyne's capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Ceradyne's stockholders. If, following the purchase of Shares by Purchaser pursuant to the Offer or otherwise, we own at least a majority of the issued and outstanding Shares, we will be able to effect the Merger without the affirmative vote of any other stockholder. We have agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by us will be voted in favor of the adoption of the Merger Agreement.

        The DGCL provides that, if a corporation owns at least 90 percent of the outstanding shares of each class of a subsidiary corporation entitled to vote on a merger, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the other stockholders of such other corporation (a "short-form merger"). Pursuant to the Merger Agreement, in the event that, following completion of the Offer, Purchaser (together with 3M and 3M's wholly owned subsidiaries) owns at least 90 percent of the outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the top-up option (as defined below), 3M will cause Purchaser to effect a short-form merger of Purchaser into Ceradyne in accordance with the DGCL and, thereafter, Ceradyne will be a wholly owned subsidiary of 3M. See Section 15—"Certain Legal Matters."

        No appraisal rights are available in connection with the Offer. However, under the DGCL, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15—"Certain Legal Matters."

        This Offer to Purchase and the related Letter of Transmittal, and Ceradyne's Schedule 14D-9, contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

        Upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3—"Procedures for Tendering Shares" and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4—"Withdrawal Rights." The term "Expiration Date" means 5:00 p.m., New York City time, on Tuesday, November 27, 2012, unless Purchaser has extended the Offer, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

        The Offer is conditioned upon the satisfaction of the Minimum Tender Condition, the Antitrust Condition and the other conditions described in Section 13—"Conditions of the Offer." Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

        We expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, we have agreed in the Merger Agreement that we will not, without the prior written consent of Ceradyne, (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) waive the Minimum Tender Condition, (d) add to the Offer Conditions described in Section 13—"Conditions of the Offer," or modify any of those conditions in a manner adverse to the holders of Shares, (e) extend the Offer, except as required or permitted by the Merger Agreement, (f) change the form of consideration payable in the Offer or (g) otherwise amend the Offer in any manner adverse to the holders of Shares.

        Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will be required to accept for payment and pay for any Shares validly tendered and not properly withdrawn. We are permitted to (without Ceradyne's consent), and shall (a) extend the Offer for one or more periods of time in consecutive increments of up to ten (10) business days per extension (or such longer periods as may be agreed to by Purchaser, Ceradyne and 3M) if, at the time the Offer is scheduled to expire, any of the Offer Conditions are not satisfied or have not been waived, until such time as such Offer Conditions are satisfied or waived and (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer; provided, that (1) if at any such scheduled expiration of the Offer, the Minimum Tender Condition is not satisfied but all other Offer Conditions are satisfied or waived, then we shall not be required to extend the Offer for more than ten (10) business days in the aggregate and (2) we shall not be required to extend the Offer beyond March 1, 2013 or the termination of the Merger Agreement.

        There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4—"Withdrawal Rights."

        If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for at least ten (10) business days following such change.

        We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares if, at the expiration of the Offer, any of the Offer Conditions have not been satisfied or upon the occurrence of any of the events set forth in Section 13—"Conditions of the Offer." Under certain circumstances, we may terminate the Merger Agreement and the Offer.

        We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15—"Certain Legal Matters", without prejudice to our rights set forth in Section 13—"Conditions of the Offer." See Sections 13 and 15—"Conditions of the Offer" and "Certain Legal Matters." The reservation by us of the right to delay the acceptance for payment of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

        Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets as we deem prudent) and by making any appropriate filing with the SEC.

        Subject to the Merger Agreement, we may and, if fewer than 90% of the Shares are accepted for payment in the Offer, Ceradyne may require us to, provide a subsequent offering period upon expiration of the Offer in accordance with Rule 14d-11 under the Exchange Act; provided, that if the number of Shares validly tendered and accepted for payment pursuant to the Offer would, assuming the exercise of the top-up option and the issuance of the Shares pursuant to the top-up option, constitute at least one Share more than 90% of the number of Shares then outstanding, any such request by Ceradyne will not obligate us to make available a subsequent offering period. A subsequent offering period would be an additional period of time of at least three (3) business days, or, if required by Ceradyne under the Merger Agreement, not less than ten (10) business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and Purchaser will immediately accept and promptly pay the Offer Price for any Shares tendered during the subsequent offering period.

        Ceradyne has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Ceradyne's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        For purposes of this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) promulgated under the Exchange Act, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

 2. Acceptance for Payment and Payment for Shares

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the Offer Conditions set forth in Section 13—"Conditions of the Offer." In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—"Certain Legal Matters." For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—"Certain Legal Matters."

        In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares, an indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares (as defined in Section 3 below) or confirmation of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in Section 3—"Procedures for Tendering Shares," (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3—"Procedures for Tendering Shares."

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

        If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, including if certificates are submitted for more Shares than are tendered, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary's account at DTC pursuant to the procedures set forth in Section 3—"Procedures for Tendering Shares," such Shares will be credited to an account maintained by DTC.

        If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

        Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign in whole or in part, from time to time, to 3M or one or more of its direct or indirect wholly owned subsidiaries, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

 3. Procedures for Tendering Shares

        Valid Tender of Shares.    Except as set forth below, in order for you to validly tender Shares in the Offer, (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry delivery of Shares through DTC, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) certificates representing Shares tendered must be delivered to the Depositary, (ii) the Letter of Transmittal must indicate the tender of Direct Registration Book-Entry Shares or (iii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

        Direct Registration Account.    If you hold your Shares in a direct registration account maintained by Ceradyne's transfer agent (such shares, "Direct Registration Book-Entry Shares"), in order to validly tender your Direct Registration Book-Entry Shares, you must deliver the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other required documents to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or you must comply with the guaranteed delivery procedures described below.

        Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC's systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."

        Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the Depositary.

        Signature Guarantees and Stock Powers.    Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of

DTC's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

        If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, must accompany each delivery of certificates.

        Guaranteed Delivery.    A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

  •
  a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

  •
  the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation or indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares with respect to all such Shares), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the NASDAQ Global Select Market is open for business.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

        The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

        Other Requirements.    Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a manually signed photocopy thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. In addition, if the Shares to be tendered are Direct Registration Book-Entry Shares, the Letter of Transmittal must indicate that such Shares are Direct Registration Book-Entry Shares. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

        Binding Agreement.    The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

        Appointment as Proxy.    By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent's Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all dividends (other than a Company Dividend (as defined in Section 11—"Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements—The Merger")), distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). Purchaser's designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Ceradyne, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares as provided herein, for any meeting of the stockholders of Ceradyne.

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of 3M, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) shall be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction.

 4. Withdrawal Rights

        Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, thereafter, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after December 13, 2012.

        If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after December 13, 2012, unless theretofore accepted for payment as provided herein.

        For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—"Procedures for Tendering Shares," any notice of withdrawal must specify the name and number of the account to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of 3M, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—"Procedures for Tendering Shares" at any time prior to the Expiration Date or during a subsequent offering period, if one is provided.

        In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares previously tendered in the Offer and accepted for payment.

5. Material United States Federal Income Tax Consequences of the Offer and the Merger

        The following is a summary of certain material U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). In addition, this summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities and holders who obtained their Shares by exercising options). In addition, this summary does not discuss any consequences to Non-U.S. Holders (defined below) that have beneficially owned, directly or pursuant to attribution rules, more than five percent of our Shares at any time during the five-year period ending on the date of the Offer or the Merger (as applicable). Finally, this summary does not discuss any consequences to holders of options to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations. This summary assumes that holders own Shares as capital assets.

        We urge holders of Shares to consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

  U.S. Holders

        Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), any estate (other than a foreign estate), and any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a "U.S. Holder").

        If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

  Payments with Respect to Shares

        The receipt of cash in respect of a tender of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will each be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder's adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder's holding period for the Shares is more than one year at the time of the exchange of such holder's Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

  Backup Withholding Tax and Information Reporting

        Payments made with respect to the tender of Shares for cash in the Offer or the exchange of Shares for cash pursuant to the Merger will be subject to information reporting and U.S. federal backup withholding tax (currently at a rate of 28 percent) unless the U.S. Holder (i) furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a substitute Form W-9, which will be included with the Letter of Transmittal) or (ii) is a corporation or other exempt recipient and, when required, demonstrates such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder's U.S. federal income tax liability, if any, provided that such U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

  Non-U.S. Holders

        The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term "Non-U.S. Holder" means a beneficial owner, other than a partnership, of Shares that is not a U.S. Holder.

        Non-U.S. Holders should consult their own tax advisors to determine the specific U.S. federal, state, local and foreign tax consequences that may be relevant to them.

  Payments with Respect to Shares

        Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless:

  •
  the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder's permanent establishment in the United States) (in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under "U.S. Holders—Payments with Respect to Shares," but such Non-U.S. Holder should provide a Form W-8ECI instead of a Form W-9 and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30 percent rate (or such lower rate as may be specified under an applicable income tax treaty));

  •
  the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in which event the Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year); or

  •
  the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

  Backup Withholding Tax and Information Reporting

        In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if you have provided the Depositary with an IRS Form W-8BEN (or a Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder's U.S. federal income tax liability, if any, provided that such Non-U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

6. Price Range of Shares; Dividends

        According to Ceradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the "Form 10-K"), the Shares are traded on the NASDAQ Global Select Market under the symbol "CRDN." The following table sets forth, for the periods indicated, the high and low prices per Share on the NASDAQ Global Select Market as reported in the Form 10-K with respect to periods through December 31, 2011 and as reported by published financial sources for periods starting January 1, 2012.

Fiscal Year	High	Low
2010:
First Quarter	$24.21	$19.25
Second Quarter	$23.58	$19.97
Third Quarter	$25.71	$19.85
Fourth Quarter	$31.79	$22.63
2011:
First Quarter	$46.04	$31.61
Second Quarter	$49.40	$36.22
Third Quarter	$38.44	$24.91
Fourth Quarter	$35.48	$26.32
2012:
First Quarter	$34.93	$28.36
Second Quarter	$33.33	$24.00
Third Quarter	$25.81	$19.45
Fourth Quarter (through October 12, 2012)	$35.20	$34.89

        On September 28, 2012, the last full trading day prior to the public announcement that 3M and Ceradyne had entered into the Merger Agreement and that Purchaser would commence the Offer, the reported closing sales price per Share on the NASDAQ Global Select Market was $24.43 per Share. On October 12, 2012, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NASDAQ Global Select Market was $34.97 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

        Purchaser has been advised that, except for the $0.15 per share cash dividends declared by the Ceradyne Board on (1) February 16, 2012 payable to stockholders of record on March 6, 2012 (paid on March 20, 2012), (2) May 17, 2012 payable to stockholders of record on June 5, 2012 (paid on June 19, 2012) and (3) August 16, 2012 payable to stockholders of record on September 4, 2012 (paid on September 18, 2012), Ceradyne has not declared or paid any dividends in the past two years. Under the terms of the Merger Agreement, except as required by law, Ceradyne is not permitted to declare, set aside or pay dividends with respect to the Shares other than a Company Dividend (as defined in Section 11—"Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements—The Merger") (whether previously declared or declared following the date of the Merger Agreement) without the prior written consent of 3M (which consent shall not be unreasonably withheld or delayed). See Section 14—"Dividends and Distributions."

7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

        As set forth in Section 11—"Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements—The Merger," following the purchase of Shares pursuant to the Offer, 3M will effect the Merger, as a result of which all Shares 3M and its subsidiaries, including Purchaser, do not own will be canceled and converted automatically into the right to receive from Purchaser the Merger

Consideration (which is cash in the same amount as the Offer Price), without interest and subject to applicable withholding taxes. However, if the short-form merger is not consummated, during the period after the Acceptance Time and prior to consummation of the Merger, our purchase of Shares in the Offer may have material effects on the market for the Shares, NASDAQ listing and Exchange Act registration of the Shares and the eligibility of the Shares to be used as collateral for margin loans. These potential effects are summarized below.

        Possible Effects of the Offer on the Market for the Shares.    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. The number of Shares that are still in the hands of the public, and the number of stockholders, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market). We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

        NASDAQ Listing.    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Global Select Market. According to the published guidelines of The NASDAQ Stock Market, LLC ("NASDAQ"), NASDAQ would consider disqualifying the Shares for listing on The NASDAQ Global Select Market (though not necessarily for listing on The NASDAQ Capital Market) if, among other possible grounds, (a) the total number of beneficial holders and holders of record of Shares falls below 400, (b) the bid price for the Shares is less than $1 per share, or (c) (i) Ceradyne has stockholders' equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares is less than $5 million or there are fewer than two active and registered market makers in the Shares, (ii) the market value of Ceradyne's listed securities is less than $50 million, the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares is less than $15 million or there are fewer than four active and registered market makers in the Shares, or (iii) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares is less than $15 million, there are fewer than four active and registered market makers in the Shares and Ceradyne's total assets and total revenue are less than $50 million each for the most recently completed fiscal year (or two of the three most recently completed fiscal years). Furthermore, NASDAQ would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders and holders of record (except, in each case, any holder who is, either directly or indirectly, an executive officer or director of Ceradyne or the beneficial holder of more than 10 percent of the Shares) of Shares falls below 300, (c) the market value of publicly held Shares is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares, (e) the bid price for the Shares is less than $1 per share, or (f)(i) Ceradyne has stockholders' equity of less than $2.5 million, (ii) the market value of Ceradyne's listed securities is less than $35 million, and (iii) Ceradyne's net income from continuing operations is less than $500,000 for the most recently completed fiscal year and in two of the last three most recently completed fiscal years. According to Ceradyne, as of September 28, 2012, there were 24,047,187 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for The NASDAQ Global Select Market or are delisted from NASDAQ markets altogether, the market for Shares will be adversely affected.

        If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

        Exchange Act Registration.    The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Ceradyne upon application to the SEC if the outstanding Shares are not listed on a "national securities exchange" and there are fewer than 300 holders of record of Shares. After the Acceptance Time, Ceradyne shall use its reasonable best efforts to enable the de-listing of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

        Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Ceradyne to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders' meetings or actions in lieu of a stockholders' meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to "going private" transactions would no longer be applicable to Ceradyne. Furthermore, the ability of "affiliates" of Ceradyne and certain persons holding "restricted securities" of Ceradyne to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board's list of "margin securities" or eligible for stock exchange listing. Purchaser intends to seek to cause Ceradyne to apply for termination of registration of the Shares as soon as possible after the Acceptance Time if the requirements for termination of registration are met.

        If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

        Margin Regulations.    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the margin regulations, in which event the Shares would be ineligible to be used as collateral for margin loans made by brokers.

8. Certain Information Concerning Ceradyne

        The following description of Ceradyne and its business has been taken from Ceradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and is qualified in its entirety by reference to such report.

        Ceradyne is a Delaware corporation with its principal executive offices located at 3169 Red Hill Avenue, Costa Mesa, California 92626. Ceradyne's telephone number at such principal executive offices is (714) 549-0421.

        Ceradyne develops, manufactures and markets advanced technical ceramic products, ceramic powders and components for defense, industrial, energy, automotive/diesel and commercial applications.

        Available Information.    Ceradyne is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the

SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Ceradyne's business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Ceradyne's securities, any material interests of such persons in transactions with Ceradyne, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Ceradyne's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC's customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC's Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Ceradyne, who file electronically with the SEC. The address of that site is http://www.sec.gov.

        Sources of Information.    Except as otherwise set forth herein, the information concerning Ceradyne contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning Ceradyne taken or derived from such documents and records is qualified in its entirety by reference to Ceradyne's public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of 3M, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Ceradyne contained in such documents and records or for any failure by Ceradyne to disclose events which may have occurred or may affect the significance or accuracy of any such information.

        Prospective Financial Information.    In connection with and at various stages during the discussions between 3M and Ceradyne that led to the negotiation of the Merger Agreement, Ceradyne provided 3M and Purchaser certain prospective financial information concerning Ceradyne, including projected revenues, gross profit, net cash from operating activities, earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) for Ceradyne's fiscal years 2012 through 2016.

        None of 3M, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view on, the prospective financial information summarized below, or the assumptions underlying such information. The summary of such information is included solely to give stockholders access to the information that was made available to 3M and is not included in this Offer to Purchase in order to influence any Ceradyne stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

        It is our understanding that this prospective financial information was prepared by Ceradyne solely for internal use and was not prepared for use in the documents relating to the Offer or with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles ("GAAP"). To our knowledge, neither Ceradyne's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

        It is our understanding that Ceradyne's prospective financial information reflects numerous estimates and assumptions made by Ceradyne with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Ceradyne's business, all of which are difficult to predict and many of which are beyond Ceradyne's control. Certain of these assumptions are described under the heading "Prospective Financial Information" in the Schedule 14D-9 prepared by Ceradyne and being distributed to holders of Shares with this Offer to Purchase. The prospective financial information reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective financial information, including, but not limited to, Ceradyne's performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Ceradyne's reports filed with the SEC. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecasted. The prospective financial information covers multiple years and such information by its nature becomes less reliable with each successive year. In addition, the prospective financial information will be affected by Ceradyne's ability to achieve strategic goals, objectives and targets over the applicable periods. We understand that the assumptions upon which the prospective financial information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Ceradyne's control. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. Such information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Ceradyne, 3M, Purchaser, any of their respective representatives or anyone who received this information then considered, or now considers, it necessarily predictive of actual future events, and this information should not be relied upon as such. None of 3M, Purchaser, their advisors or representatives (including the Information Agent and the Depositary) or any of their respective affiliates makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the prospective financial information described below.

        None of 3M, Purchaser or any of their advisors or representatives (including the Information Agent and the Depositary) or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such prospective financial information if they are or become inaccurate (even in the short term).

        We understand that the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger Agreement. There can be no assurance that the announcement of the Offer or the transactions contemplated by the Merger Agreement will not cause customers of Ceradyne to delay or cancel purchases of Ceradyne's products pending the consummation of such transactions or the clarification of any intentions with respect to the conduct of Ceradyne's business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of Ceradyne to achieve the results reflected in such prospective financial information. Further, the prospective financial information does not take into account the effect of any failure of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context.

        The inclusion of the prospective financial information herein should not be deemed an admission or representation by 3M or Purchaser that they are viewed by 3M or Purchaser as material information of Ceradyne. The prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Ceradyne contained in Ceradyne's public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in Ceradyne's prospective financial information, stockholders are cautioned not to place undue, if any, reliance on the prospective financial information included in this Offer to Purchase.

        The following is a summary of the prospective financial information Ceradyne provided to 3M on June 28, 2012:

	Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(amounts in millions)
Revenue	$529.9	550.0	605.0	713.2	842.1
Gross Profit	$142.9	169.9	192.7	231.1	270.8
EBITDA	$87.5	118.1	139.0	169.3	200.1
EBIT	$51.5	75.0	91.1	119.1	147.3
Net Cash Provided by Operating Activities*	$82.3	97.6	110.9	116.5	120.2

        The following is a summary of the updated prospective financial information Ceradyne provided to 3M on July 27, 2012:

	Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(amounts in millions)
Revenue	$474.5	550.0	605.0	713.2	842.1
Gross Profit	$131.1	169.9	192.7	231.1	270.8
EBITDA	$77.3	115.6	136.3	166.5	197.1
EBIT	$40.4	73.5	89.5	117.5	145.6
Net Cash Provided by Operating Activities*	$59.2	94.5	100.9	105.2	110.2

        The following is a summary of the updated prospective financial information Ceradyne provided to 3M on September 5, 2012:

	Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(amounts in millions)
Revenue	$461.2	528.0	585.0	703.2	827.1
Gross Profit	$130.7	164.2	183.9	223.1	262.6
EBITDA	$75.1	109.3	126.5	157.4	187.9
EBIT	$38.8	68.2	80.7	109.4	137.4
Net Cash Provided by Operating Activities*	$63.0	79.8	93.6	95.3	100.8

*
Net cash provided by operating activities consists of (i) net income plus (ii) depreciation and amortization, increases or decreases in net working capital and certain other adjustments, and it excludes (i) purchases of property, plant and equipment, (ii) purchases or sales of marketable securities, (iii) dividends paid, (iv) payments made on long-term debt and (v) certain other adjustments.

        In addition, on September 25, 2012, Ceradyne provided 3M with updated prospective financial information containing projected revenues of $522.9 million for the fiscal year ended December 31, 2013.

        Certain of the prospective financial information set forth herein are non-GAAP financial measures. We understand that Ceradyne provided this information to 3M because Ceradyne believed it could be useful in evaluating, on a prospective basis, Ceradyne's potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Ceradyne may not be comparable to similarly titled amounts used by other companies.

9. Certain Information Concerning Purchaser and 3M

        Purchaser.    Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a direct wholly owned subsidiary of 3M. The principal executive offices of Purchaser are located at 3M Center, St. Paul, Minnesota 55144 and Purchaser's telephone number at such principal executive offices is (651) 733-1110.

        3M.    3M is a Delaware corporation. Its shares are listed on the New York Stock Exchange, Inc. (NYSE), the Chicago Stock Exchange, Inc. and the SWX Swiss Exchange. 3M is a diversified technology company with a global presence in the following businesses: industrial and transportation; health care; consumer and office; safety, security and protection services; display and graphics; and electro and communications. Most 3M products involve expertise in product development, manufacturing and marketing, and are subject to competition from products manufactured and sold by other technologically oriented companies. The principal executive offices of 3M are located at 3M Center, St. Paul, Minnesota 55144. 3M's telephone number at such principal executive offices is (651) 733-1110.

        Additional Information.    The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of 3M and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

        None of 3M, Purchaser or, to the knowledge of 3M or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

        Except as set forth elsewhere in this Offer to Purchase: (a) none of 3M, Purchaser or, to the knowledge of 3M or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of 3M, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Ceradyne, (b) none of 3M, Purchaser or, to the knowledge of 3M or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Ceradyne during the past 60 days, (c) none of 3M, Purchaser, their subsidiaries or, to the knowledge of 3M or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Ceradyne (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, except as previously disclosed in Ceradyne's filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of 3M, Purchaser, their subsidiaries or, to the knowledge of 3M or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Ceradyne or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of 3M, Purchaser, their subsidiaries or, to the knowledge of 3M or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Ceradyne or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Ceradyne's securities, an election of Ceradyne's directors or a sale or other transfer of a material amount of assets of Ceradyne.

        We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all issued and outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger, and (d) 3M has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining issued and outstanding Shares pursuant to the Merger at the Acceptance Time and the Effective Time, as the case may be.

10. Background of the Offer; Contacts with Ceradyne

        As part of their ongoing evaluation of 3M's business and strategic alternatives, our board of directors and senior members of our management, on occasion with outside financial and legal advisors, from time to time evaluate strategic opportunities and prospects for acquisitions. In addition, 3M Unitek Corporation ("3M Unitek"), a wholly owned subsidiary of 3M, has had a commercial relationship with Ceradyne since 1986, and Ceradyne supplies 3M Unitek with certain ceramic orthodontic products pursuant to an existing supply agreement. See "—Other Transactions with Ceradyne."

        On January 25, 2012, William Myers, 3M's Vice President and General Manager of 3M's Energy and Advanced Materials Division, John Grant, 3M's Senior Manager of Strategic Planning and Business Development, Energy and Advanced Materials Division, Christopher Holmes, 3M's Executive Vice President, Industrial and Transportation Business, and certain other members of 3M management held a strategic planning session for the 3M Energy and Advanced Materials Division. Multiple ideas for growth by acquisition were discussed at that meeting and two main opportunities were identified for further study, one of which was the possible acquisition of Ceradyne.

        On April 10, 2012, representatives of Citigroup Global Markets Inc. ("Citi") visited 3M's corporate headquarters and met with Mark Copman, 3M's Vice President, Corporate Development, and Jerry Will, 3M's Director, Corporate Development. At the meeting, Citi made a presentation regarding numerous companies that 3M might consider acquiring, including Ceradyne. 3M received similar presentations in the spring of 2012 from other investment banks, also identifying Ceradyne as a possible acquisition candidate.

        On April 11, 2012, Messrs. Copman, Holmes, Will and certain other members of 3M management met to discuss the two main opportunities for growth by acquisition of the 3M Energy and Advanced Materials Division identified during the January 25 meeting. The acquisition of Ceradyne was the recommended opportunity.

        On April 12, 2012, a representative from Citi sent an email to Mr. Will as a follow-up to the meeting on April 10, 2012 providing an overview of the aerospace and defense industry.

        On April 26, 2012, a representative from Citi sent an email to Messrs. Copman and Will attaching an overview of Ceradyne's first quarter financial results.

        On May 22, 2012, Mr. Myers called Joel Moskowitz, Chairman of the Board, Chief Executive Officer and President of Ceradyne, and extended Mr. Moskowitz an invitation to visit 3M's corporate headquarters to discuss opportunities for Ceradyne and 3M to work together.

        On May 31, 2012, Mr. Moskowitz met with Messrs. Copman, Holmes, Myers, Will, Fred Palensky, 3M's Executive Vice President and Chief Technology Officer, and Ken Wilson, 3M's Technical Director, Energy and Advanced Materials Division, at 3M's corporate headquarters in St. Paul, Minnesota. During these meetings, representatives of 3M made a presentation regarding 3M, focusing on 3M's advanced material research and products, and expressed a potential interest in acquiring Ceradyne. 3M did not give any indication of the price it might propose in connection with any acquisition of Ceradyne.

        Mr. Moskowitz responded that, although Ceradyne was not considering or pursuing a sale at that time, he was impressed with 3M and thought that 3M would be a strong fit for Ceradyne, with substantive synergistic opportunities in technology, marketing, and accelerating the introduction of Ceradyne products in the marketplace. He also told them that, although he was the single largest individual Ceradyne stockholder, he did not own Ceradyne and therefore, if a transaction were to be pursued, the price would be very important and would need to maximize value for Ceradyne's stockholders. Mr. Moskowitz also told the 3M representatives that he would discuss the matter with the Ceradyne Board.

        On June 1, 2012, Mr. Will emailed Mr. Moskowitz a form of confidentiality agreement and preliminary due diligence request list.

        On June 4, 2012, Mr. Will and Mr. Moskowitz exchanged emails regarding the form of confidentiality agreement and preliminary due diligence request list.

        On June 7, 2012, Mr. Moskowitz had a telephone conversation with Messrs. Copman and Will to inform them that he had called a meeting of the Ceradyne Board to discuss 3M's potential interest in Ceradyne. Messrs. Copman and Will also discussed potential transaction timetables and requested diligence information.

        On June 18, 2012, Mr. Moskowitz had a telephone conversation with Messrs. Copman and Will in which the parties discussed, among other things, scheduling in-person meetings between the senior management of Ceradyne and 3M.

        In order to facilitate the exchange of confidential information in contemplation of a possible transaction between 3M and Ceradyne, Ceradyne entered into the Confidentiality Agreement with 3M on June 20, 2012, which included a standstill provision that restricted, among other things, 3M's ability to purchase Shares or submit offers to acquire Ceradyne without its consent.

        On June 20, 22 and 25, 2012, representatives of 3M participated in discussions about diligence process and planning with Citi, Ceradyne's financial advisor.

        On June 22, 2012, Mr. Moskowitz sent a memorandum to Messrs. Copman and Will that described several Ceradyne research and development projects and new products.

        On June 27, 2012, Mr. Moskowitz, David Reed, Ceradyne's Vice President and President of North American Operations, and Jerrold Pellizzon, Ceradyne's Chief Financial Officer and Corporate Secretary, travelled to St. Paul, Minnesota and met with representatives of 3M, including Messrs. Copman, Grant, Myers and Will.

        On June 28, 2012, Messrs. Moskowitz, Pellizzon and Reed met with several executives of 3M, including Messrs. Copman, Grant, Myers and Will, in St. Paul, Minnesota. At that meeting, the representatives of Ceradyne provided the 3M representatives with certain financial projections (see "Certain Information Concerning Ceradyne—Prospective Financial Information") and other information regarding Ceradyne's operations.

        Between June 28 and July 6, 2012, Ceradyne provided follow-up diligence materials to 3M relating to the June 28, 2012 discussions.

        On July 3, 2012, representatives of 3M, including Messrs. Grant and Will, had a telephone conversation with Mr. Pellizzon and representatives of Citi during which they continued discussing the various matters discussed at the June 28, 2012 meeting. Mr. Pellizzon confirmed to the 3M representatives that, as indicated in the projections provided on June 28, 2012, it was likely that Ceradyne's financial results for its second quarter would not meet the publicly available estimates of research analysts who covered Ceradyne.

        On July 5, 2012, Ceradyne management sent an email to Mr. Will containing a supplement to the financial projections previously provided on June 28, 2012, providing total net sales by market application.

        On July 7, 2012, Mr. Moskowitz received an email from Mr. Myers regarding the integration of Ceradyne technologies into 3M if an acquisition was completed.

        On July 8, 2012, Mr. Moskowitz received an email from Mr. Myers regarding 3M's process for generating a proposal for an acquisition.

        On July 12, 2012, Credit Suisse Securities (USA) LLC ("Credit Suisse"), 3M's financial advisor, communicated to Citi that 3M did not intend to submit a proposal to acquire Ceradyne prior to the public announcement of Ceradyne's second quarter financial results on July 24, 2012.

        On July 26, 2012, representatives of 3M, including Messrs. Copman, Grant and Will, held a call with Mr. Pellizzon to discuss the financial projections that Ceradyne had provided to 3M on June 28, 2012.

        On July 27, 2012, Ceradyne provided to 3M an updated version of the financial projections it had provided to 3M on June 28, 2012. See "Certain Information Concerning Ceradyne—Prospective Financial Information".

        On July 30, 2012, Messrs. Copman and Will called Mr. Moskowitz and Mr. Pellizzon to communicate 3M's non-binding proposal to purchase Ceradyne at a price of $32.00 per Share. By letter of the same date, 3M submitted to Ceradyne a non-binding proposal to purchase Ceradyne at a price of $32.00 per Share structured as a tender offer, followed by a merger, and conditioned on Ceradyne agreeing to a 30-day exclusivity period to enable 3M to conduct its due diligence. The proposal also included the following material terms: (i) a customary top-up option; (ii) the acceleration and exercise or cancellation of all of Ceradyne's outstanding equity awards in exchange for cash at the offer price (less any applicable exercise price); and (iii) the entry into tender and support agreements by Ceradyne's directors and executive officers.

        On August 1, 2012, Mr. Moskowitz called Messrs. Copman and Will to inform them that Ceradyne rejected 3M's proposal due to the view that the proposed price of $32.00 per Share was inadequate. Mr. Moskowitz also informed Messrs. Copman and Will that Ceradyne was immediately terminating all further discussions with 3M to allow Ceradyne's management to focus on Ceradyne's business and goals.

        Mr. Moskowitz sent a letter, dated August 1, 2012, to Mr. Copman following his conversation with Messrs. Copman and Will. In the letter, Mr. Moskowitz noted that "if Ceradyne eventually is sold, 3M is a terrific potential acquirer," but if a transaction were to occur at this time the price would need to be "preemptive" in order "to appeal to the high expectations of Ceradyne's stockholders." Mr. Moskowitz stated further that an "offer in the middle $40's would be preemptive." Mr. Moskowitz also noted that had he "known that the offer . . . would be predicated on the price of Ceradyne shares (which is trading at the lower end of a multi-year range) and other factors such as analyst price targets or expectations (which change repeatedly up or down), [he] would not have engaged in this extensive process."

        On August 9, 2012, Mr. Copman had a meeting with a Citi representative about matters unrelated to a potential transaction with Ceradyne. At that meeting, Mr. Copman indicated that 3M remained interested in potentially acquiring Ceradyne.

        On August 16, 2012, Mr. Copman received calls from the representative of Citi with whom Mr. Copman met on August 9th and from a representative of Citi who was involved with the Ceradyne assignment. In each of those calls the representative of Citi indicated that Ceradyne was interested in reengaging in discussions regarding a potential acquisition.

        Between August 16, 2012 and August 24, 2012, representatives of Citi had several discussions with Credit Suisse regarding the potential terms of an acquisition of Ceradyne by 3M and, on August 24, 2012, Credit Suisse verbally conveyed to Citi a revised proposal by 3M to acquire Ceradyne. 3M's revised proposal consisted of, among other things: (i) a cash tender offer by 3M of $34.00 per Share for all of Ceradyne's Shares which would remain open for 20 business days, followed by a merger to acquire the remaining Shares at the same price; (ii) the acceleration and exercise or cancellation of all of Ceradyne's outstanding equity awards in exchange for cash at the offer price (less any applicable exercise price); (iii) a 30-day exclusivity period to enable 3M to conduct its due diligence and negotiate and execute a definitive merger agreement; (iv) a "top-up option" to buy a number of newly issued Shares from Ceradyne at the tender offer price sufficient to increase 3M's ownership to 90% plus one Share to effectuate a short form merger; (v) a "no shop" provision subject to a "fiduciary out" if Ceradyne receives an unsolicited proposal from a third party which the Ceradyne Board believes is superior to 3M's offer; (vi) customary matching rights allowing 3M to match a superior proposal if one is received; (vii) a "break-up fee" of 3% of Ceradyne's equity value payable to 3M if the Ceradyne Board changes its recommendation or accepts a superior proposal; and (viii) a requirement for the Ceradyne Board and key management of Ceradyne to sign tender and support agreements requiring them to tender their shares and support the merger with 3M. In addition, the proposal indicated that there would be no financing contingency to the closing.

        On August 24, 2012, Mr. Moskowitz had a telephone conversation with Dr. Palensky regarding 3M's plans for Ceradyne after the proposed acquisition.

        On August 27, 2012, a representative of Citi communicated to Credit Suisse a counter proposal on behalf of Ceradyne of $36.00 per Share and (i) an exclusivity period of 14 days rather than 30 days; (ii) an extension of the tender offer period from 20 business days to 40 business days; (iii) a break-up fee of 1% rather than 3% of Ceradyne's equity value; and (iv) no right by 3M to match other proposals.

        Between August 27, 2012 and August 29, 2012, representatives of Citi had several discussions with representatives of Credit Suisse regarding the terms of a possible transaction.

        On August 28, 2012, representatives of Credit Suisse verbally communicated to the representatives of Citi 3M's revised proposal which consisted of: (i) a cash tender offer by 3M of $35.00 per Share for all of Ceradyne's Shares which would remain open for 30 business days; (ii) the acceleration and exercise or cancellation of all of Ceradyne's outstanding equity awards in exchange for cash at the offer price (less any applicable exercise price); (iii) a 21-day exclusivity period; (iv) a "top-up option" to buy a number of newly issued Shares from Ceradyne at the tender offer price sufficient to increase 3M's ownership to 90% plus one Share to effectuate a short form merger; (v) a "no shop" provision subject to a "fiduciary out" if Ceradyne receives an unsolicited proposal from a third party which the Ceradyne Board believes is superior to 3M's offer; (vi) customary matching rights allowing 3M to match a superior proposal if one is received; (vii) a "break-up fee" of 2% of Ceradyne's equity value payable to 3M if the Ceradyne Board changes its recommendation or accepts a superior proposal; and (viii) a requirement for the Ceradyne Board and key management to sign tender and support agreements requiring them to tender their shares and support the merger with 3M. Later on August 28, 2012, representatives of Citi verbally communicated to Credit Suisse a counter offer of $36.00 per Share and no matching rights. Representatives of Credit Suisse responded that $35.00 was 3M's "best and final" offer. Credit Suisse also indicated that 3M was not willing to enter into a transaction with no matching rights, but would be flexible on the number of matching rights that 3M would require and the number of days 3M would have to match a superior offer. In the course of further negotiations, it was agreed that 3M's matching rights with respect to a superior proposal would be limited to two negotiation periods of three business days each.

        On August 30, 2012, representatives of Citi indicated to representatives of Credit Suisse that Ceradyne was prepared to proceed substantially on the basis of 3M's latest proposal.

        On August 31, 2012, Ceradyne entered into an exclusivity agreement with 3M, which provided for an exclusivity period expiring on September 21, 2012 and also referred to a non-binding term sheet containing the terms of 3M's August 29th proposal. 3M then submitted a high priority diligence request list to Ceradyne.

        On September 4, 2012, Credit Suisse submitted a detailed due diligence request list to Ceradyne on behalf of 3M.

        Beginning September 4, 2012, Ceradyne provided 3M, Credit Suisse and 3M's legal counsel, Cleary Gottlieb Steen & Hamilton LLP ("Cleary"), with access to an electronic data room populated with documents and other materials that were responsive to 3M's and Credit Suisse's diligence requests and continued to upload documents and other materials to the electronic data room thereafter.

        On September 5, 2012 and September 6, 2012, representatives of 3M conducted a plant visit and engaged in due diligence-related discussions at Ceradyne's corporate headquarters in Costa Mesa, California.

        On September 5, 2012, Ceradyne provided 3M with a further updated version of financial projections. See "Certain Information Concerning Ceradyne—Prospective Financial Information."

        On September 10, 2012, representatives of 3M conducted a plant visit and engaged in due diligence-related discussions at Ceradyne's facility in Kempten, Germany.

        On September 12, 2012, representatives of Cleary submitted a draft merger agreement and voting and tender agreement to representatives of Stradling, Yocca, Rauth & Carlson, P.C. ("Stradling"), Ceradyne's counsel.

        On September 12, 2012, Mr. Moskowitz had discussions with Mr. Myers in Costa Mesa, California regarding the integration of 3M and Ceradyne and other post-closing matters, including matters relating to retention of certain Ceradyne employees.

        On September 12, 2012 and September 13, 2012, representatives of 3M engaged in diligence discussions with Ceradyne's management in Costa Mesa, California.

        On September 14, 2012, Mr. Pellizzon and representatives from PricewaterhouseCoopers LLP, Ceradyne's outside accountants, had a telephone conversation with members of 3M's tax diligence team and KPMG LLP, 3M's outside accountants.

        On September 17, 2012, Mr. Pellizzon had a telephone conversation with representatives of 3M regarding Ceradyne's China business.

        On September 17, 2012, Mr. Moskowitz had a telephone conversation with Messrs. Holmes and Palensky regarding logistics for Mr. Moskowitz's upcoming trip to 3M's St. Paul, Minnesota corporate headquarters.

        On September 18, 2012, Thomas Juengling, the President of ESK Ceramics, a subsidiary of Ceradyne, visited 3M's facility in Neuss, Germany and engaged in diligence discussions with representatives of 3M management.

        On September 18, 2012, representatives of 3M conducted a plant visit and performed due diligence at Ceradyne's Quapaw, Oklahoma facility.

        From September 18, 2012 to September 21, 2012, Mr. Moskowitz visited 3M's headquarters in St. Paul, Minnesota to meet with senior management of 3M, including Messrs. Copman, Holmes and Palensky, David Meline, Senior Vice President and Chief Financial Officer, and Inge G. Thulin, Chairman of the Board, President and Chief Executive Officer of 3M. Among other things, Mr. Moskowitz and the 3M officers discussed issues related to how Ceradyne's operations might be integrated with 3M's.

        On September 19, 2012, representatives of Stradling transmitted revised drafts of the merger agreement and the voting and tender agreement to representatives of Cleary.

        On September 19, 2012, Messrs. Myers and Wilson visited Ceradyne's facility in Kempten, Germany.

        On September 20, 2012, Ceradyne and 3M extended the exclusivity period under the exclusivity agreement to September 28, 2012.

        On September 21, 2012, representatives of 3M visited Ceradyne's facility in Tianjin, China.

        On September 23, 2012, representatives of Cleary delivered revised drafts of the merger agreement and voting and tender agreement to Stradling.

        On September 24, 2012, representatives of 3M held a conference call with representatives of Ceradyne to discuss Ceradyne's nuclear business.

        On September 25, 2012, representatives of 3M held two conference calls with representatives of Ceradyne to discuss compliance-related diligence matters.

        On September 25, 2012, representatives of Stradling and Cleary held a conference call to discuss unresolved issues pertaining to the merger agreement.

        On September 25, 2012, Mr. Moskowitz sent a letter to Mr. Holmes as a follow up to Mr. Moskowitz's visit to 3M's headquarters from September 18, 2012 to September 21, 2012. In the letter, Mr. Moskowitz expressed frustration with the length and scope of 3M's due diligence investigation of Ceradyne and with 3M's unwillingness to include in the merger agreement "any language designed to reasonably assure [Ceradyne's] employees of continuing employment" following closing of the transaction. Mr. Moskowitz further indicated that his concerns in this regard could be addressed if 3M would agree in the merger agreement to treat and compensate the Ceradyne employees in a manner at least equal to their current treatment and compensation for a reasonable time period of at least one year following closing.

        On September 25, 2012, representatives of Ceradyne provided Mr. Will by email a further updated version of the financial projections provided on September 5, 2012 with respect to revenues for the fiscal year ended December 31, 2013. See "Certain Information Concerning Ceradyne—Prospective Financial Information."

        On September 26, 2012, Cleary delivered revised drafts of the merger agreement and voting and tender agreement to Stradling.

        On September 27, 2012, Mr. Myers met with Messrs. Moskowitz and Pellizzon in California to discuss certain employee-related matters, including 3M's vacation and deferred compensation policies, 3M's job titles and salary ranges as compared to Ceradyne's job titles and salary ranges as well as a general description of retention and consulting arrangements 3M has used in prior acquisitions. During this meeting, Mr. Myers was informed that Ceradyne was in the process of considering entering into change in control and severance agreements with 15 management employees of Ceradyne. Thereafter, Mr. Myers sent a summary of this conversation to Mr. Moskowitz.

        On September 27, 2012, representatives of Stradling and Cleary held a conference call to discuss unresolved issues pertaining to the merger agreement.

        On September 28, 2012, Messrs. Copman and Will had a telephone conversation with Messrs. Moskowitz and Pellizzon, during which outstanding employee-related issues in the merger agreement, including those referenced in Mr. Moskowitz's September 25, 2012 letter, were discussed. Ultimately, 3M did not agree to include Mr. Moskowitz's requested language in the merger agreement.

In addition, 3M did not enter into any agreements with members of Ceradyne's management with respect to future employment with 3M.

        On September 28, 2012, Cleary delivered a revised draft of the merger agreement to Stradling. Representatives of Stradling and Cleary then held a conference call to discuss various issues pertaining to the merger agreement.

        On September 28, 2012, Messrs. Copman and Will called Mr. Moskowitz and informed him that the 3M board of directors had approved the potential acquisition of Ceradyne.

        On September 30, 2012, Ceradyne and 3M executed the Merger Agreement and 3M entered into the Voting and Tender Agreement with the directors and executive officers of Ceradyne.

        On October 1, 2012, before the U.S. stock markets opened, 3M and Ceradyne issued a joint press release announcing the execution of the Merger Agreement and the forthcoming announcement of a tender offer to acquire all of the issued and outstanding Shares at a price of $35.00 per Share in cash. The press release is filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.

        Other Transactions with Ceradyne.    3M Unitek Corporation, a wholly owned subsidiary of 3M ("Unitek"), and Ceradyne entered into a supply agreement in December 2005 that expires in December 2013, whereby Unitek has agreed to purchase its Clarity and Transcend brand ceramic orthodontic product lines exclusively from Ceradyne for so long as Unitek continues to sell such products. In addition, the supply agreement stipulates that Unitek must purchase at least 50% of the ceramic orthodontic brackets it requires for its next generation designs from Ceradyne. According to Ceradyne's most recent Form 10-K, sales to Unitek represented approximately 1.6% of Ceradyne's net sales in 2011 and 2.1% of Ceradyne's net sales in 2010, or approximately $9.2 million and $8.5 million, respectively.

11. Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements

        Purpose of the Offer and Plans for Ceradyne.    The purpose of the Offer and the Merger is for 3M, through Purchaser, to acquire control of, and the entire equity interest in, Ceradyne. The Offer, as a first step in the acquisition of Ceradyne, is intended to facilitate the acquisition of all the Shares. Pursuant to the Merger, we will acquire all of the capital stock of Ceradyne not purchased pursuant to the Offer, the top-up option or otherwise. Stockholders of Ceradyne who sell their Shares in the Offer will cease to have any equity interest in Ceradyne or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Ceradyne. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Ceradyne will not bear the risk of any decrease in the value of Ceradyne.

        Assuming Purchaser purchases a majority of the issued and outstanding Shares pursuant to the Offer, we are entitled and currently intend to exercise our rights under the Merger Agreement to obtain pro rata representation on, and control of, the Ceradyne Board. Following the Merger, the directors of Purchaser will become the directors of Ceradyne. See The Merger Agreement—Directors."

        In accordance with the Merger Agreement, if we accept for payment and pay for at least a majority of the issued and outstanding Shares in the Offer, we will acquire the remaining Shares pursuant to the Merger. Under the Merger Agreement, following our acceptance for payment of the Shares in the Offer, we have the option under the top-up option to purchase from Ceradyne Shares sufficient to cause 3M and Purchaser to own one Share more than 90 percent of the total Shares that would then be outstanding. The availability of the top-up option is subject to certain conditions, and requires that, among other things, (i) 3M and Purchaser own in the aggregate at least a majority of the Shares outstanding prior to the exercise of the top-up option and (ii) exercise of the top-up option will cause 3M and Purchaser to own one Share more than 90 percent of the total Shares that would then be outstanding. See "The Merger Agreement—Top-Up Option."

        If we acquire control of Ceradyne, we currently intend to redeem all outstanding 2.875% Senior Subordinated Convertible Notes due 2035 (the "Convertible Notes") on or after December 15, 2012.

        We are conducting a detailed review of Ceradyne and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of Ceradyne during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Ceradyne's business, operations, capitalization and management with a view of optimizing development of Ceradyne's potential in conjunction with 3M's existing businesses. Possible changes could include changes in Ceradyne's business, corporate structure, charter, by laws, capitalization, board of directors, management and dividend policy, although, except as disclosed in this Offer to Purchase, 3M and Purchaser have no current plans with respect to any of such matters.

        Except as disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction involving Ceradyne or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Ceradyne's capitalization, corporate structure, business or composition of its management or board of directors.

  The Merger Agreement.

        The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that we have filed with the SEC on October 15, 2012 (the "Schedule TO") and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8—"Certain Information Concerning Ceradyne."

        The Offer.    The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the Offer Conditions described in Section 13—"Conditions of the Offer" (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Date.

        We are permitted to (without Ceradyne's consent), and shall (a) extend the Offer for one or more periods of time in consecutive increments of up to ten (10) business days per extension if, at the time the Offer is scheduled to expire, any of the Offer Conditions are not satisfied or have not been waived, until such time as such Offer Conditions are satisfied and (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer; provided, that (1) if at any such scheduled expiration of the Offer, the Minimum Tender Condition is not satisfied but all other Offer Conditions are satisfied or waived, then we shall not be required to extend the Offer for more than ten (10) business days in the aggregate and (2) we shall not be required to extend the Offer beyond March 1, 2013 or the termination of the Merger Agreement.

        If fewer than 90% of the Shares are accepted for payment pursuant to the Offer, we may elect to, or at the request of Ceradyne be required to, provide a subsequent offering period upon expiration of the Offer in accordance with Rule 14d-11 under the Exchange Act of not less than ten (10) business days, provided, that if the number of Shares validly tendered and accepted for payment pursuant to the

Offer would, assuming the exercise of the top-up option and the issuance of the Shares pursuant to the top-up option, constitute at least one Share more than 90% of the number of Shares then outstanding, any such request by Ceradyne will not obligate 3M or Purchaser to make available a subsequent offering period. In addition, Purchaser may increase the Offer Price or extend the Offer to the extent required by law in connection with such increase.

        The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend (other than (A) one regular quarterly cash dividend of $0.15 or less per share of Ceradyne Common Stock (if any) declared by the Ceradyne Board in December of 2012 payable in December of 2012 and (B) one regular quarterly cash dividend of $0.15 or less per share of Company Common Stock (if any) declared by the Ceradyne Board in March of 2013 payable in March of 2013 (each, a "Company Dividend")), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring on or after the date hereof and prior to the Acceptance Time.

        Recommendation.    Ceradyne has represented to us in the Merger Agreement that the Ceradyne Board (at a meeting duly called and held) has duly and unanimously (a) approved the Merger Agreement, the Offer, the Merger, the exercise of the top-up option (including the issuance of Shares pursuant to the top-up option on the terms set forth in the Merger Agreement and the adequacy of the consideration payable in respect thereof) and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement, (b) determined that the terms of the Offer, the Merger, the exercise of the top-up option and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement are fair to, and in the best interests of, Ceradyne and its stockholders, (c) recommended that Ceradyne's stockholders accept the Offer and tender their Shares pursuant to the Offer, (d) recommended that Ceradyne's stockholders adopt the Merger Agreement and (e) declared that the Merger Agreement is advisable (the "Company Recommendation"). Ceradyne has further represented to us that such Ceradyne Board resolutions are sufficient to render inapplicable to 3M and Purchaser Section 203 of the DGCL and any other takeover laws that may purport to be applicable to the Offer, the Merger, the exercise of the top-up option and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement.

        Directors.    The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act, Rule 14f-1 promulgated thereunder and applicable NASDAQ rules, promptly upon the Acceptance Time and as long as 3M directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares, Purchaser has the right to designate a number of directors of Ceradyne, rounded up to the next whole number, that is equal to the product of the total number of directors on the Ceradyne Board and the percentage that the number of Shares owned by Purchaser or any other subsidiary of 3M bears to the total number of Shares outstanding. Ceradyne will promptly take all action necessary to provide Purchaser with such level of representation and cause Purchaser's designees to be so elected or appointed.

        Ceradyne has also agreed in the Merger Agreement that individuals designated by Purchaser shall, as nearly as practicable, and to the extent permitted by applicable law, constitute at least the same percentage of each committee of the Ceradyne Board (and of each board of directors and each committee thereof of each wholly owned subsidiary of Ceradyne) as the percentage of the entire board represented by the individuals designated by Purchaser.

        In the event the Purchaser's designees are elected or appointed to the Ceradyne Board, the Merger Agreement requires that, until the Effective Time, the Ceradyne Board will have at least two directors who were directors on the date of the Merger Agreement and who are not officers of Ceradyne or any subsidiary of Ceradyne (the "Independent Directors"). If the number of Independent Directors is reduced below two for any reason, the remaining Independent Director shall be entitled to designate a person to fill such vacancy or if no Independent Director remains, the other directors shall be entitled to designate two persons to fill the vacancies who are not officers, stockholders or affiliates of Ceradyne. The Merger Agreement further provides that, until the Effective Time, certain actions of Ceradyne may only be authorized by, and will require the authorization of, the Independent Directors.

        Top-Up Option.    Pursuant to the terms of the Merger Agreement, following the Acceptance Time, if we acquire less than 90% of the Shares outstanding, we would have the option (the "top-up option") to purchase from Ceradyne, subject to certain limitations, the number of authorized and not outstanding additional Shares equal to the number of Shares sufficient to cause 3M and Purchaser to own one Share more than 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the top-up option. The obligation of Ceradyne to issue Shares upon the exercise of the top-up option is subject only to the conditions that (i) 3M and Purchaser own in the aggregate at least a majority of the Shares then outstanding, (ii) no legal restraint (excluding any listing requirement of any securities exchange) that has the effect of preventing the exercise of the top-up option or the issuance and delivery of the Shares shall be in effect and (iii) the number of Shares subject to the top-up option shall not exceed the aggregate of (A) the number of Shares held as treasury shares by Ceradyne and any subsidiary of Ceradyne and (B) the number of authorized but unissued (and not reserved for issuance pursuant to the exercise of options or in connection with the settlement of restricted stock units) Shares, in each case as of immediately prior to the exercise of the top-up option. According to Ceradyne, as of September 28, 2012, there were approximately 75.4 million Shares available to be issued pursuant to the top-up option. Accordingly, Purchaser will be able to exercise the top-up option if approximately 59% of the currently issued and outstanding Shares are validly tendered pursuant to the Offer and not properly withdrawn. The price per Share payable under the top-up option would be equal to the Offer Price. In addition, the purchase price payable in connection with the exercise of the top-up option may be paid by us, at our election, either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of the Shares purchased pursuant to the top-up option and by executing and delivering to Ceradyne a full-recourse promissory note, bearing interest at 5% annually and having a one-year term, in a principal amount equal to the balance of such purchase price.

        The Merger.    The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Ceradyne and Ceradyne will be the surviving corporation. 3M, Purchaser and Ceradyne have agreed in the Merger Agreement that, unless 3M and Purchaser effect a short-form merger pursuant to the DGCL, Ceradyne will hold a special meeting of its stockholders as soon as practicable following the Acceptance Time for the purpose of adopting the Merger Agreement. 3M and Purchaser have agreed that, at the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by 3M or any of its direct or indirect subsidiaries will be voted in favor of the Merger.

        The Merger Agreement further provides that, notwithstanding the foregoing, if, following consummation of the Offer, any subsequent offering period, or the exercise of the top-up option, 3M and Purchaser (together with any other direct or indirect subsidiaries of 3M) hold in the aggregate at least 90 percent of the outstanding shares of each class of capital stock of Ceradyne, each of 3M, Purchaser and Ceradyne will take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger pursuant to Section 253 of the DGCL without a meeting of the stockholders of Ceradyne.

        Charter, Bylaws, Directors and Officers.    At the Effective Time, the certificate of incorporation of Ceradyne will be amended to conform to Exhibit C of the Merger Agreement. Also at the Effective Time, the bylaws of Ceradyne will be amended to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time. The directors of Purchaser and the officers of Ceradyne immediately prior to the Effective Time will be the initial directors and officers of Ceradyne as the surviving corporation.

        Conversion of Shares.    Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Ceradyne, owned by Purchaser, 3M or any wholly owned subsidiary of 3M or Ceradyne, or held by stockholders who properly exercise appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive from the Purchaser the Merger Consideration, payable to such holder upon surrender of the certificate formerly representing (or upon book-entry transfer of) such Shares, without interest and less any required withholding taxes. The Merger Consideration shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend (other than any Company Dividend), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring on or after the Acceptance Time and prior to the Effective Time. At the Effective Time, each Share held in the treasury of Ceradyne and each Share owned by Purchaser, 3M or any wholly owned subsidiary of 3M or Ceradyne will be canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser's common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation. The Shares of stockholders who properly exercise their appraisal rights shall not be converted into the right to receive the Merger Consideration, but rather the holders of such Shares shall be entitled to be paid the fair value of their Shares in accordance with Section 262 of the DGCL.

        Treatment of Equity Awards.    The Merger Agreement provides that the Ceradyne Board shall take such action so that, at the Effective Time, and without any action on the part of any holder thereof, whether vested or unvested, exercisable or unexercisable, each 1994 Option that is outstanding and unexercised immediately prior thereto shall terminate and be canceled at the Effective Time and each holder of a 1994 Option will be entitled to receive with respect to such 1994 Option an amount equal in cash to the product of the number of shares subject to such 1994 Option multiplied by the excess, if any, of the Merger Consideration, without interest, over the exercise price per Share of such 1994 Option, less any applicable withholding taxes. If the exercise price per share of any 1994 Option equals or exceeds the Merger Consideration, such amount shall be zero.

        The Merger Agreement further provides that the Ceradyne Board shall take such action so that, at the Acceptance Time, and without any action on the part of any holder thereof, whether vested or unvested, exercisable or unexercisable, each 2003 Option that is outstanding and unexercised immediately prior thereto shall terminate and be canceled immediately following the Acceptance Time and each holder of a 2003 Option will be entitled to receive with respect to such 2003 Option an amount in cash equal to the product of the number of shares subject to such 2003 Option multiplied by the excess, if any, of the Offer Price, without interest, over the exercise price per Share of such option, less any applicable withholding taxes. If the exercise price per share of any 2003 Option equals or exceeds the Offer Price, such amount shall be zero.

        The Merger Agreement further provides that the Ceradyne Board shall take such action so that, at the Acceptance Time, and without any action on the part of any holder thereof, whether or not then vested, each restricted stock unit that is outstanding immediately prior to the Acceptance Time shall vest in full and immediately be settled for Shares.

        Representations and Warranties.    In the Merger Agreement, Ceradyne has made customary representations and warranties to 3M and Purchaser with respect to, among other matters, organization and qualification, capitalization, authority, the vote of Ceradyne's stockholders required to approve the Merger, consents and approvals, its compliance with law, subsidiaries, permits, public filings, financial statements, the absence of any Company Material Adverse Effect (as defined below), litigation, employee benefit plans, labor and employment matters, insurance, properties, tax matters, information to be included in this Offer to Purchase and any other ancillary documents related to the Offer (collectively, the "Offer Documents"), the Schedule 14D-9 and in any proxy or information statement to be sent to stockholders in connection with the Merger, intellectual property, environmental matters, material contracts, affiliate transactions, anticorruption, the opinion of Citigroup Global Markets Inc., and brokers' fees. Each of 3M and Purchaser has made customary representations and warranties to Ceradyne with respect to, among other matters, organization and qualification, authority, consents and approvals, information to be included in the Schedule 14D-9, the Offer Documents and Information Statement, brokers' fees, Section 203 of the DGCL, and financing.

        As defined in the Merger Agreement, and for purposes of the Offer, "Company Material Adverse Effect" means any event, condition, change, occurrence or development that, individually or when taken together with all other events, conditions, changes, occurrences or developments that exist at the date of determination, has a material adverse effect on (a) the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Ceradyne and its subsidiaries considered as a single enterprise or (b) the ability of Ceradyne to perform its obligations under the Merger Agreement or to consummate the Offer, the Merger, or the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement; provided, however, that Company Material

Adverse Effect for the purposes of clause (a) shall not include any event, condition, change, occurrence or development attributable to or resulting from the following:

  (i)
  general political, economic or market conditions or general changes or developments in the industry in which Ceradyne and each of its subsidiaries operates if such conditions, changes or developments do not have a materially disproportionate effect on Ceradyne and its subsidiaries considered as a single enterprise, relative to other companies operating in such industry;

  (ii)
  acts of terrorism or war (whether or not declared) or natural disasters if such acts do not have a materially disproportionate effect on Ceradyne and its subsidiaries considered as a single enterprise, relative to other companies operating in the industry in which Ceradyne and each of its subsidiaries operates;

  (iii)
  the announcement of the Merger Agreement or the announcement or pendency of the Offer, the Merger, or the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement;

  (iv)
  changes in applicable Law or any applicable accounting regulations or principles or the interpretations thereof if such changes do not have a materially disproportionate effect on Ceradyne and its subsidiaries considered as a single enterprise, relative to other companies operating in the industry in which Ceradyne and each of its subsidiaries operates;

  (v)
  changes in the price or trading volume of Ceradyne's stock, in and of itself (provided that any event, condition, change, occurrence or development that may have caused or contributed to such change in market price or trading volume shall not be excluded under this clause (v));

  (vi)
  any failure by Ceradyne to meet public or internal revenue, earnings or other projections, in and of itself (provided that any event, condition, change, occurrence or development that may have caused or contributed to such failure to meet such revenue, earnings or other projections shall not be excluded under this clause (vi)); or

  (vii)
  the taking of any action required by the Merger Agreement or the failure to take any action prohibited by the Merger Agreement, provided Ceradyne has requested the consent of 3M to take such action and 3M has withheld such consent.

The Merger Agreement and this summary of the representations and warranties contained in the Merger Agreement are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Ceradyne or 3M. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties also may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable to stockholders.

        Covenants.    The parties have agreed to a number of customary covenants in the Merger Agreement, including among others the covenants described below.

        Conduct of Business.    The Merger Agreement obligates Ceradyne and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their operations according to their ordinary and usual course of business consistent with past practices, and to use commercially reasonable efforts to maintain and preserve intact their business organizations and relationships. The Merger Agreement also contains specific restrictive covenants as to certain activities of Ceradyne prior to the Effective Time, which provide that Ceradyne and its subsidiaries will not take certain actions, except as set forth in the Company Disclosure Letter (as defined in the Merger Agreement) or as expressly permitted or required by the Merger Agreement, without the prior written consent of 3M (not to be unreasonably withheld or delayed) including, among other things and subject to certain exceptions and materiality thresholds, (i) acquiring or selling material assets, (ii) terminating, canceling or materially modifying agreements material to Ceradyne's business, (iii) other than in the ordinary course of business consistent with past practice, entering into any commitment, transaction, line of business or contract that would be considered material to Ceradyne and its subsidiaries considered as a single enterprise, (iv) changing Ceradyne's operating policies, (v) acquire by merging or consolidating with or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business, corporation, partnership, association or other business organization or division thereof or interest therein, (vi) amending Ceradyne's certificate of incorporation or bylaws, (vii) declaring or paying any dividends (other than the Company Dividend and any dividend by a subsidiary of Ceradyne to Ceradyne or a wholly owned subsidiary of Ceradyne), (viii) reclassifying, purchasing or redeeming its securities, issuing or selling its securities or granting options, (ix) incurring any indebtedness, entering into any capital or operating leases, guaranteeing any indebtedness of another person or making any loans or advances, (x) unless required by a Company Employee Benefit Plan (as defined in the Merger Agreement) in effect on the date of the Merger Agreement (a) granting or increasing any severance pay, (b) entering into or amending any employment, consulting, severance or similar agreements, (c) increasing compensation, bonus or benefits, (d) adopting or amending benefit plans, or (e) providing any material benefit to current or former directors or executive officers, (xi) terminating the employment of certain employees without prior consultation with 3M, (xii) entering into any collective bargaining agreement, (xiii) making any changes in tax reporting or accounting methods, (xiv) settling any litigation, (xv) paying or discharging liabilities, (xvi) authorizing or making any capital expenditures exceeding $750,000 that have not been included in Ceradyne's 2012 capital expenditure plan, (xvii) entering into any new licenses, (xviii) entering into non-competition agreements, (xix) adopting a plan or agreement providing for or authorizing the complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to each of Ceradyne or any of its subsidiaries, (xx) making any investments other than in the ordinary course of business consistent with past practice, (xxi) adopting any stockholder rights plan or similar arrangement, (xxii) permitting insurance policies to lapse, be cancelled or expire or (xxiii) or agreeing to take any of the foregoing actions.

        No Solicitation.    In the Merger Agreement, Ceradyne has agreed not to, and to cause its subsidiaries, officers, directors and employees not to, and to not authorize or permit any financial advisor, attorney or other advisor or representative to, directly or indirectly, until the Effective Time: (a) solicit, initiate, or knowingly encourage the submission of, any Takeover Proposal (as defined below), (b) participate or engage in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or knowingly take action to facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to, any Takeover Proposal or (c) unless the Ceradyne Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be reasonably likely to violate its fiduciary duties to its stockholders and solely to the extent necessary to permit such third party to submit a Takeover Proposal to the Ceradyne Board, release any third party from any confidentiality or standstill agreement to which Ceradyne is a party, or fail to reasonably enforce or grant any material waiver, request or consent to any Takeover Proposal under any such agreement. Ceradyne further agreed to instruct the return or destruction of all information, documents and materials relating to a Takeover Proposal or to Ceradyne or its businesses, operations or affairs provided by or on behalf of Ceradyne to any person who executed a confidentiality agreement relating to a Takeover Proposal prior to the date of the Merger Agreement.

        Notwithstanding the foregoing, if, prior to the Acceptance Time, in response to an unsolicited written, bona fide Takeover Proposal from a third party that the Ceradyne Board determines in good faith (after consultation with its financial advisors and outside legal counsel) is, or would reasonably be expected to result in or lead to, a Superior Proposal (as defined below) and that the failure to take such action would be reasonably likely to violate its fiduciary duties, Ceradyne and its representatives may, subject to Ceradyne giving 3M at least twenty-four hours written notice (which notice shall contain the identity of the person making, and a copy of, such Takeover Proposal (or, if such Takeover Proposal is not in writing, a description of the material terms and conditions pertinent thereto) and a statement to the effect that the Ceradyne Board has made the determination noted above in respect of the Takeover Proposal and that Ceradyne intends to furnish non-public information to, or enter into discussions or negotiations with such person) prior to taking the actions in clause (i) or (ii) below, and in any event shall not take any of such actions with respect to a Takeover Proposal within the twenty-four hours immediately following delivery of notice by Ceradyne of a meeting of the Ceradyne Board at which the Ceradyne Board is reasonably expected to consider a Takeover Proposal, (i) furnish information with respect to Ceradyne to the person making such Takeover Proposal and its representatives pursuant to a confidentiality agreement that contains terms no less favorable to Ceradyne than the terms of the confidentiality agreement entered into with 3M (except for an additional provision that expressly permits Ceradyne to comply with the provisions of Section 6.8 of the Merger Agreement), provided, that a copy of all such information is delivered simultaneously to 3M to the extent it has not previously been so furnished to 3M and (ii) engage in such negotiations or discussions with the person making such Takeover Proposal as the Ceradyne Board shall determine (including solicitation of a revised Takeover Proposal from such person).

        The Merger Agreement provides that, except as described below, the Ceradyne Board (or a committee thereof) may not (i) withdraw, qualify, modify, change or amend (or propose publicly to withdraw, qualify, modify, change or amend) in any manner adverse to 3M or Purchaser (including pursuant to the Schedule 14D-9, Proxy Statement or any amendment thereto) the Company Recommendation, or fail to include the Company Recommendation in the Offer Documents, the Schedule 14D-9 or the Proxy Statement, (ii) approve or recommend (or propose publicly to approve or recommend) a Takeover Proposal (any of the foregoing in clause (i) or (ii), a "Company Change in Recommendation"), (iii) take any action to exempt any person (other than 3M, Purchaser and their respective affiliates) from the restrictions contained in any takeover law or otherwise cause such restrictions not to apply, (iv) enter into any agreement, agreement-in-principle or letter of intent with respect to, or accept, any Takeover Proposal, or (v) enter into any agreement, agreement-in-principle or letter of intent requiring Ceradyne (whether or not subject to conditions) to abandon, terminate or fail to consummate the Offer, the Merger, or the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement or breach its obligations under the Merger Agreement.

        Notwithstanding the provisions described in the immediately preceding paragraph, at any time prior to the Acceptance Time, the Ceradyne Board (or the applicable committee thereof) may (i) make a Company Change in Recommendation in the absence of a Takeover Proposal if a material event or change in circumstances has occurred after the date of the Merger Agreement that was not known or reasonably foreseeable by Ceradyne prior to the date of the Merger Agreement and the Ceradyne Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be reasonably likely to violate its fiduciary duties or (ii) if the Ceradyne Board (or the applicable committee thereof) has received a written, bona fide Takeover Proposal (that has not been withdrawn) that constitutes a Superior Proposal and such Takeover Proposal shall not have resulted from a breach of Section 6.8(a) of the Merger Agreement, terminate the Merger Agreement as permitted under the Merger Agreement to authorize and allow Ceradyne to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal. Prior to the Ceradyne Board taking any action contemplated by (i) or (ii) above, the Ceradyne Board shall have:

  (A)
  provided to 3M prompt written notice advising 3M of the decision of the Ceradyne Board to take such action and the reasons therefor, including, in the case of a Superior Proposal, the identity of the person making such Superior Proposal, the most current written draft agreement relating to the transaction that constitutes such Superior Proposal and all related transaction agreements to which Ceradyne would be a party;

  (B)
  given 3M three (3) business days after delivery of such notice to propose revisions to the terms of the Merger Agreement (or make another proposal) and if 3M proposes to revise the terms of the Merger Agreement or make another proposal, Ceradyne shall have, during such period, negotiated in good faith with 3M with respect to such proposed revisions or other proposal (it being agreed that any material changes to any Takeover Proposal shall require a new notice and a new three business day period for negotiations), provided, however, that Ceradyne is not obligated to provide more than two (2) negotiation periods of three (3) business days with respect to such Takeover Proposal; and

  (C)
  the Ceradyne Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel and after considering the results of such negotiations and giving effect to the proposals made by 3M, if any, that (x) in the case of a Takeover Proposal, such Takeover Proposal constitutes a Superior Proposal and that the failure to take such action would be reasonably likely to violate its fiduciary duties and (y) in the absence of a Takeover Proposal, the failure to take such action would be reasonably likely to violate the fiduciary duties of the Ceradyne Board to the Ceradyne stockholders under applicable law.

        Notwithstanding the foregoing, nothing contained in the Merger Agreement shall prohibit Ceradyne or the Ceradyne Board from (i) taking and disclosing to the Ceradyne stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or (ii) making any disclosure to the Ceradyne stockholders, if in the good faith judgment of the Ceradyne Board (after consultation with outside counsel), failure to do so would be inconsistent with its obligations under applicable Law (as defined in the Merger Agreement) (including the Ceradyne Board's duties of good faith and candor to its stockholders) subject to compliance with any applicable requirements of the Merger Agreement.

        Under the Merger Agreement: "Takeover Proposal" means any inquiry, proposal or offer from any person or "group" (as defined under Section 13(d) of the Exchange Act) (other than us or any of our affiliates) relating to any acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution, direct or indirect business combination, asset acquisition, exclusive license, tender or exchange offer or other similar transaction involving Ceradyne or any of its subsidiaries (A) of the assets or businesses that constitute or represent 15% or more of the total revenue, operating income, research and development budget, or assets of Ceradyne and its subsidiaries, taken as a whole, (B) of 15% or more of the outstanding Shares or any other Ceradyne capital stock or capital stock of, or other equity or voting interests in, any Ceradyne subsidiary directly or indirectly holding, individually or taken together, the assets or business referred to in clause (A) above, (C) pursuant to which the stockholders of Ceradyne immediately preceding such transaction would hold less than 85% of the voting equity interest in the surviving or resulting entity of such transaction or (D) any combination of the foregoing; and "Superior Proposal" means any bona fide written offer in respect of a Takeover Proposal (provided, that for the purposes of this definition all references in the definition of Takeover Proposal to (A) "15%" shall be replaced by references to "a majority" and (B) "85%" shall be replaced by "50%") received by Ceradyne after the date of the Merger Agreement and not as a result of a breach or violation by Ceradyne of Section 6.8(a) of the Merger Agreement and is on terms that the Ceradyne Board determines in its good faith judgment (after consultation with a financial advisor and outside legal counsel), taking into account all relevant factors, including the price, form of consideration, closing conditions, the ability to finance the proposal, the identity of the person or persons making the proposal and other aspects of the proposal that the Ceradyne Board deems relevant, (A) is more favorable from a financial point of view to its stockholders than the Offer, the Merger, and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement (including the terms of any proposal made by us to modify the terms of the transactions contemplated by the Merger Agreement) and (B) is reasonably capable of being completed on the terms proposed.

        Employee Matters.    In the Merger Agreement, we have agreed with Ceradyne that in the event that after the Effective Time any of the active employees of Ceradyne (each a "Ceradyne Employee") becomes eligible for or covered by one or more of the employee benefit plans of 3M or any of its subsidiaries, 3M shall cause such employee benefit plans (or 3M shall cause the sponsor of such employee benefit plans) to (i) recognize the service that such Company Employees completed with Ceradyne and Ceradyne Subsidiaries prior to the Effective Time (A) for eligibility and, to the extent applicable, vesting purposes, and (B) for purposes of vacation accrual; (ii) waive any preexisting condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements (to the extent that 3M is able to obtain any required consent of any insurer with respect to such plans without unreasonable effort or expense) to the extent waived or satisfied by any Ceradyne Employee under the terms of any Ceradyne employee benefit plan immediately prior to the Effective Time; and (iii) recognize and give credit for any covered expenses incurred on or before the Effective Time and during the calendar year that includes the Effective Time by any Ceradyne Employee or covered dependent thereof (subject to the receipt by 3M or the applicable vendors of any information which is reasonably necessary regarding such covered expenses previously paid) for purposes of satisfying applicable deductible, coinsurance and maximum out of pocket provisions under such employee benefit plans during the remainder of such calendar year after the Effective Time.

        The Merger Agreement further provides that 3M shall, and shall cause Ceradyne, as the surviving corporation, to, recognize any accrued but unused vacation and sick leave of the Ceradyne Employees under the Company Plans (as defined in the Merger Agreement) as of the Effective Time, and shall allow the Ceradyne Employees to continue to use such accrued but unused vacation and sick leave in accordance with the terms of the Company Plans for so long as the relevant Company Plans remain in effect for such Ceradyne Employees. Once the Ceradyne Employees become covered by 3M's vacation and disability benefit programs, 3M shall, or shall cause Ceradyne to, either pay out any remaining accrued but unused vacation and sick leave of the covered employees under the Company Plans or allow the covered employees to use such remaining accrued but unused vacation and sick leave over a reasonable transition period, or some combination of both approaches.

        The Merger Agreement further provides that nothing in the foregoing obligations shall create any third-party beneficiary rights in any present or former employee, service provider, or any such person's alternative payees, dependents or beneficiaries, whether in respect of continued employment or resumed employment, compensation, benefits, terms of employment, or otherwise, and that no provision in the Merger Agreement shall modify or amend any Company Employee Benefit Plan.

        Indemnification and Insurance.    In the Merger Agreement, 3M and Purchaser have agreed that all rights of indemnification currently existing in favor of any present and former directors, officers of Ceradyne or any subsidiary of Ceradyne, or any employee of Ceradyne or any subsidiary of Ceradyne or who acts as a fiduciary under any of Ceradyne's Company Employee Benefit Plans, as provided in Ceradyne's certificate of incorporation or bylaws, in each case as in effect as of the date of the Merger Agreement, or pursuant to any other agreement in effect as of the date of the Merger Agreement, including provisions relating to the advancement of expenses incurred in the defend of any action or suit, shall survive the Merger and shall remain in full force and effect. The Merger Agreement further provides that 3M and Ceradyne (as the surviving corporation) shall be jointly and severally liable to pay and perform in a timely manner any such indemnification obligations.

        The Merger Agreement further provides that Ceradyne shall maintain its officers' and directors' liability insurance policies, in effect on the date of the Merger Agreement (the "D&O Insurance"), but only to the extent related to actions or omissions prior to the Effective Time. Ceradyne may cause coverage to be extended by obtaining a six-year "tail" policy on terms and conditions no less advantageous than the D&O Insurance to satisfy this insurance obligation. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an annual cost of not greater than 200 percent of the current annual premium for Ceradyne's directors' and officers' liability insurance policies.

        Commercially Reasonable Efforts.    The Merger Agreement provides that, subject to its terms and conditions, each of Ceradyne, Purchaser and 3M will use its commercially reasonable efforts to take, or cause to be taken, such action and to do, or cause to be done, and to assist and cooperate with the other parties in doing, such things necessary, proper or advisable to consummate and make effective as promptly as practicable the Offer, the Merger, and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement, including (i) obtaining all consents, approvals, authorizations and actions or nonactions required for or in connection with the consummation by the parties of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement, (ii) the taking of such commercially reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, a governmental authority, (iii) providing any required notices to, or obtaining any necessary consents from third parties and (iv) executing and delivering any additional instruments necessary to consummate the Offer, the Merger, and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement and to fully carry out the purposes of the Merger Agreement.

        Pursuant to the Merger Agreement, Ceradyne, Purchaser and 3M have agreed to use their respective commercially reasonable efforts to respond promptly to any requests for additional information made by the Federal Trade Commission ("FTC") or the Department of Justice ("DOJ"), and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing. Ceradyne, Purchaser and 3M have also agreed to (i) promptly notify each other of any written communication from any governmental authority and to cooperate in responding to such communication, and (ii) subject to confidentiality restrictions, provide one another's legal counsel, including in-house legal counsel, with copies of all correspondence, filings and written communications with governmental authorities relating to the Offer, the Merger, or the other transactions contemplated by the Merger Agreement or the Voting and Tender Agreement. Notwithstanding any provision of the Merger Agreement to the contrary, 3M shall have, except where prohibited by applicable law, responsibility for determining the strategy for dealing with any governmental authority regarding applicable law relating to antitrust or competition matters.

        However, this obligation does not require 3M or Purchaser to, and Ceradyne and its subsidiaries shall not, agree (i) to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Shares), or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the business, assets or properties of Ceradyne or any of its subsidiaries or (ii) to limit in any manner whatsoever the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets of Ceradyne or any of its subsidiaries or (B) to control their respective businesses or operations or the businesses or operations of Ceradyne and any subsidiary.

        Takeover Laws.    Ceradyne has agreed to use its reasonable best efforts (a) to take all actions necessary to exclude the applicability of any "moratorium," "control share acquisition," "business combination," "fair price" or other takeover laws to the Offer, the Merger, the issuance of the top-up option and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement and (b) if any such takeover law becomes applicable, to take all actions necessary so that the Offer, the Merger, the issuance of the top-up option and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement may be consummated as promptly as practicable.

        Notification of Certain Matters.    Ceradyne has agreed to give prompt notice to 3M, and 3M has agreed to give prompt notice to Ceradyne, (a) of any written notice received by any person alleging that the consent of such person is required or of any notice from any governmental authority in connection with the Offer, the Merger, or the other transactions contemplated by the Merger Agreement or the Voting and Tender Agreement or (b) of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other existing facts, events or circumstances known to it, to result in the failure of any of the Offer Conditions or conditions to the Merger.

        Approval of Compensation Actions.    The Merger Agreement provides that, prior to the Acceptance Time, Ceradyne Board shall take any action necessary to ensure that any Company Arrangements (as defined in the Merger Agreement) entered into prior to the Acceptance Time have been approved as employment compensation, severance or other employee benefit arrangements in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto.

        Treatment of Convertible Notes.    Ceradyne has agreed to take all actions as and when necessary to comply with its obligations under the Convertible Notes, including providing certain required notices to holders of the Convertible Notes, but otherwise not to take any actions with respect to the Convertible Notes without 3M's prior written consent or to the extent requested by 3M.

        Conditions to Consummation of the Merger.    Pursuant to the Merger Agreement, 3M's, Purchaser's and Ceradyne's obligations to consummate the Merger are subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time, of each of the following conditions: (a) unless the Merger is consummated as a short-form merger, the Merger Agreement shall have been adopted by the affirmative vote of the holders of at least a majority of the issued and outstanding Shares, (b) the Acceptance Time shall have occurred and (c) no judgment, ruling, order, writ, injunction or decree issued by a court of competent jurisdiction or governmental authority or any statute, law, ordinance, rule or regulation or other legal restraint or prohibition of any governmental authority shall be in effect that would make the Merger illegal or otherwise prevent the consummation thereof provided that the party seeking to assert this condition shall have used those efforts required under the Merger

Agreement to resist, lift or resolve such judgment, ruling, order, writ, injunction or decree, statute, law, ordinance, rule or regulation or other legal restraint or prohibition.

        Termination.    The Merger Agreement provides that it may be terminated, and the Offer, the Merger, and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement may be abandoned, at any time prior to the Effective Time, subject to the terms of the Merger Agreement, whether before or after the Merger Agreement has been adopted by the Ceradyne stockholders:

        (a)   by mutual written consent of 3M, Purchaser and Ceradyne;

        (b)   by either 3M or Ceradyne, if (i) the Acceptance Time has not occurred on or prior March 1, 2013, or (ii) the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased. However, termination as described in this subparagraph (b) shall not be available to any party whose failure to fulfill in any material respect any of its obligations under the Merger Agreement caused or resulted in such events;

        (c)   by either 3M or Ceradyne, if any judgment, ruling, order, writ, injunction or decree issued by a court of competent jurisdiction or by a governmental authority or any statute, law, ordinance, rule or regulation or other legal restraint or prohibition of any governmental authority making the Merger or the Offer illegal or otherwise preventing the consummation thereof is in effect and has become final and nonappealable; provided that termination as described in this subparagraph (c) shall not be available to any party unless such party shall have used its commercially reasonable efforts to resist, lift or resolve any such judgment, ruling, order, writ, injunction or decree, statute, law, ordinance, rule or regulation or other legal restraint or prohibition;

        (d)   by 3M, prior to the Acceptance Time, if (i) the Ceradyne Board or any committee thereof has effected a Company Change in Recommendation, (ii) after a tender offer or exchange offer is commenced that, if successful would result in any person or "group" (as defined under Section 13(d) of the Exchange Act) becoming a beneficial owner of 15% or more of the outstanding Shares (other than by 3M or Merger Sub), the Ceradyne Board has failed to recommend that the Ceradyne stockholders not tender their Shares in such tender or exchange offer within ten (10) business days after commencement of such tender offer or exchange offer, (iii) the Ceradyne Board has failed to reconfirm the Company Recommendation promptly and in any event within ten (10) business days following our request to do so, (iv) Ceradyne shall have violated or breached (or be deemed pursuant to the terms thereof to have violated or breached) in any material respect any provision of Section 6.8 of the Merger Agreement, (v) Ceradyne shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would give rise to the failure of any Offer Condition and is incapable of being cured or has not been cured by Ceradyne within fifteen (15) calendar days after written notice has been given by 3M of such breach or failure to perform, or (vi) 3M has determined, in its sole reasonable judgment, that any of the Offer Conditions is not reasonably likely to be satisfied by March 1, 2013; or

        (e)   by Ceradyne, if (i) prior to the Acceptance Time, the Ceradyne Board has effected a Company Change in Recommendation in response to a Superior Proposal pursuant to and in compliance with the Merger Agreement in order to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and concurrently with such termination pays to 3M in immediately available funds the Termination Fee (as defined below) or (ii) 3M has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform has had or would reasonably be expected to have a material adverse effect on the ability of 3M or Purchaser to perform its obligations under the Merger Agreement or consummate the Offer, the Merger, and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement and is incapable of being cured or has not been cured by 3M within fifteen (15) calendar days after written notice has been given by Ceradyne of such breach or failure to perform.

        Fees and Expenses.    Except as described below with respect to the Termination Fee, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, the Merger, and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement, other than the payment of any applicable filing fee in connection with the HSR Act or other applicable antitrust laws, which will be paid by us.

        As described in greater detail below, in the event that the Merger Agreement is terminated under certain circumstances described under "Termination" above, Ceradyne has agreed to pay 3M a termination fee of $17,135,784 (the "Termination Fee"). Ceradyne has agreed to pay to us the Termination Fee if the Merger Agreement is terminated (a) under the circumstances described above in subparagraph (e)(i) under "Termination", (b) under the circumstances described above in subparagraph (d) under "Termination" (other than pursuant to clause (v) or (vi)) and (c) under the circumstances described above in subparagraph (b) or subparagraph (d)(v) under "Termination" and (x) at any time on or after the date of the Merger Agreement and prior to such termination a Takeover Proposal shall have been made to the Ceradyne Board or publicly announced and in each case not irrevocably and, if publicly announced, publicly withdrawn prior to such termination and (y) within twelve months after the date of such termination, Ceradyne enters into a contract with respect to, or consummates, any transaction specified in the definition of "Takeover Proposal" as defined under "Non Solicitation" above, provided that for purposes of this clause (c), references in such definition to "15%" shall be replaced by "50%". In the event the Merger Agreement is terminated and the Termination Fee is paid to 3M pursuant to and in accordance with the foregoing sentence, the payment of such Termination Fee will constitute the sole and exclusive remedy of 3M and Purchaser with respect to any and all claims against Ceradyne and/or any of its officers, directors, employees, financial advisors, attorneys or other advisors or representatives, of whatever nature and whenever arising, relating to or arising out of the Merger Agreement, the Offer or the Merger.

        Amendment.    The Merger Agreement may be amended by the parties, by an instrument in writing signed on behalf of each of the parties, at any time (subject, in the case of Ceradyne, to an amendment requiring the approval of the Independent Directors as described under "Directors" above) before or after approval of the Merger Agreement and the Offer, the Merger, and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement by our board of directors or the Ceradyne Board, but after adoption of the Merger Agreement by the Ceradyne stockholders, no amendment may be made for which the DGCL requires the further approval of the Ceradyne stockholders without such further approval.

        Waiver.    At any time prior to the Effective Time, any party to the Merger Agreement (subject, in the case of Ceradyne, to certain actions requiring the approval of the Independent Directors, as described under "Directors" above) any failure of any of the parties to comply with any obligation, covenant, agreement or condition contained in the Merger Agreement may be waived by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

        Confidentiality Agreement.    Prior to entering into the Merger Agreement, Ceradyne and 3M entered into a confidentiality agreement, dated as of June 20, 2012 (the "Confidentiality Agreement"). As a condition to being furnished confidential information of Ceradyne, 3M agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes and to certain employee non-solicitation provisions for the protection of Ceradyne . The Confidentiality Agreement also contained a customary "standstill" provision that does not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement. Under the Merger

Agreement, the Confidentiality Agreement expressly remains in full force and effect. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

        Voting and Tender Agreement.    3M, Purchaser, Joel P. Moskowitz, Richard A. Alliegro, Frank Edelstein, Richard A. Kertson, Milton L. Lohr, Siegfried Müssig, Jerrold J. Pellizzon, David P. Read, Thomas R. Juengling, Bruce Lockhart, Jeffrey J. Waldal, Robert M. Miller, Terry M. Hart-Deacon (the current directors and executive officers of Ceradyne), in their capacity as stockholders of Ceradyne, entered into a Voting and Tender Agreement, dated as of September 30, 2012 (the "Voting and Tender Agreement"). The outstanding Shares subject to the Voting and Tender Agreement represented, as of September 28, 2012, approximately 6.5% percent of the total outstanding Shares. Pursuant to the Voting and Tender Agreement, the stockholder signatories agreed, among other things, subject to the termination of the Voting and Tender Agreement to (a) tender in the Offer (and not to withdraw) all Shares beneficially owned or thereafter acquired by them, (b) vote such Shares in favor of the adoption of the Merger Agreement in the event stockholder approval is required to consummate the Merger pursuant to Section 251 of the DGCL and against any competing transaction, (c) appoint us as their proxy to vote such shares in connection with the Merger Agreement, and (d) not otherwise transfer any of their Shares. In addition, each such stockholder has granted 3M an option to acquire such Shares at the Offer Price in the event that we acquire Shares in the Offer but the Shares subject to the Voting and Tender Agreement are not tendered or are withdrawn from the Offer. We can exercise such option within ten (10) days following the date when it first becomes exercisable, provided that the Voting and Tender Agreement has not been terminated. The Voting and Tender Agreement will terminate upon the earliest of (w) the termination of the Merger Agreement, (x) the Effective Time, (y) any reduction in the Offer Price or the Merger Consideration or any waiver or amendment of the Minimum Tender Condition or (z) the mutual agreement of the parties to terminate the Voting and Tender Agreement. In addition, in the event of a Company Change in Recommendation, the provisions of the Voting and Tender Agreement described in clauses (a), (b) and (c) of the second sentence of this paragraph and the provision described in the third sentence of this paragraph shall not apply for so long as such Company Change in Recommendation shall remain in effect. The foregoing summary is qualified in its entirety by reference to the complete text of the Voting and Tender Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

        Effects of Inability to Consummate the Merger.    If, following the consummation of the Offer, the Merger is not consummated for any reason (see above—"The Merger Agreement—Conditions to Consummation of the Merger"), 3M, which owns 100 percent of the common stock of Purchaser, will indirectly control the Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by 3M or its subsidiaries. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable NASDAQ rules and regulations regarding director independence, Ceradyne has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding shares acquired by Purchaser) of the directors of Ceradyne to consist of persons designated by Purchaser (see above—"The Merger Agreement—Directors"). As a result of its ownership of such Shares and right to designate nominees for election to the Ceradyne Board, 3M will be able to indirectly influence decisions of the Ceradyne Board and the decisions of Purchaser as a stockholder of Ceradyne. This concentration of influence in one stockholder may adversely affect the market value of the Shares.

        If we control more than 50 percent of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of Ceradyne, other than those affiliated with 3M, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

 12. Source and Amount of Funds

        3M, the parent company of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total amount of funds necessary to purchase all issued and outstanding Shares and other equity-based interests of Ceradyne pursuant to the Offer and the Merger will be approximately $860 million. We expect to fund these payments through either a capital contribution or an intercompany loan from 3M to Purchaser (the terms of which have not yet been determined). 3M will obtain such funds from cash on hand and/or cash generated from general corporate activities in the ordinary course of business. 3M and Purchaser do not have any alternative financing plans or arrangements. The Offer is not conditioned upon any financing arrangements.

13. Conditions of the Offer

        Notwithstanding any other term of the Offer but subject to the terms set forth in the Merger Agreement, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, only after complying with any obligation to extend the Offer pursuant to the Merger Agreement, may terminate the Offer, if:

  (1)
  the Minimum Tender Condition is not satisfied;

  (2)
  the Antitrust Condition is not satisfied;

  (3)
  any of the following conditions shall exist at the time of expiration of the Offer or immediately prior to such payment:

  (A)
  any judgment, ruling, order, writ, injunction or decree issued by a court of competent jurisdiction or a federal, state, local or foreign governmental or regulatory authority or any federal, state, local or foreign statute, law, ordinance, rule or regulation that would (a) make the Offer or the Merger illegal, (b) otherwise prevent the consummation thereof or (c) impose any material limitations on the ownership or operation by 3M (or any of its subsidiaries) of all or any material portion of businesses or assets of 3M, Ceradyne or any of their respective subsidiaries, or to compel 3M, Ceradyne or any of their respective subsidiaries to dispose of or hold separate any material portion of the businesses or assets of 3M, Ceradyne or any of their respective subsidiaries;

  (B)
  any suit, action or proceeding shall have been (a) commenced and be pending or (b) threatened by any United States federal or state or foreign governmental or regulatory authority of competent jurisdiction wherein a judgment, ruling, order, writ, injunction or decree would have any of the effects referred to in clause (A) above;

  (C)
  since the date of the Merger Agreement, there shall have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect;

  (D)
  (1) any representation and warranty of the Company set forth in Section 3.20 of the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement and as of such time, except to the extent such representation and warranty expressly relates to an earlier time (in which case on and as of such earlier time), (2) any representation and warranty of Ceradyne set forth in Section 3.2, Section 3.3(a) or Section 3.3(b) of the Merger Agreement shall not be true and correct in all but de minimis respects as of the date of this Agreement and as of such time, except to the extent such representation and warranty expressly relates to an earlier time (in which case on and as of such earlier time) or (3) any other representation and warranty of Ceradyne set forth in the Merger Agreement shall not be true and correct as of the date of this Agreement and as of such time, except to the extent such representation and warranty expressly relates to an earlier time (in which case on and as of such earlier time), other than in the case of clause (3) for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being understood that for this purpose all references to the term "Company Material Adverse Effect" and other qualifications based on the word "material," except for the reference to the term "Company Material Adverse Effect" in Section 3.6 of the Merger Agreement, shall be disregarded);

    (E)
    Ceradyne shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Ceradyne to be performed or complied with by it under the Merger Agreement prior to such time; or

    (F)
    Ceradyne fails to deliver to us a certificate signed by a senior executive officer of Ceradyne dated the date on the which the Offer expires certifying that the conditions specified in clauses (D) and (E) of this paragraph (3) do not exist;

    which
    condition described in clauses (A) through (F), in our sole and reasonable judgment, in any such case, makes it inadvisable to proceed with such acceptance for payment or payment; or

  (4)
  the Merger Agreement shall have been terminated in accordance with its terms.

        Subject to the Merger Agreement and applicable law, we expressly reserve the right, at any time or from time to time prior to the expiration of the Offer, in our sole discretion, to waive or otherwise modify the terms and conditions of the Offer in any respect, except that we reserve the right to waive or otherwise modify those conditions of the Offer that depend upon receipt of government regulatory approvals at any time prior to the acceptance of Shares for payment. Any reference in this Offer to Purchase or in the Merger Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived. Purchaser will terminate the Offer only pursuant to the specified conditions described in this Offer to Purchase. The failure by us or any of our affiliates at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right.

14. Dividends and Distributions

        The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, other than a Company Dividend (whether previously declared or declared following the date of the Merger Agreement), Ceradyne shall not, and shall not permit any of its subsidiaries to, without our prior consent (not to be unreasonably withheld or delayed), declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to any of its capital stock. See Section 11—"Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements—The Merger Agreement—Conduct of Business."

15. Certain Legal Matters

        General.    Except as otherwise set forth in this Offer to Purchase, based on our review of Ceradyne's publicly available SEC filings and other information regarding Ceradyne, we are not aware of any licenses or other regulatory permits that appear to be material to the business of Ceradyne and that might be adversely affected by the acquisition of Shares by us pursuant to the Offer or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. In addition, except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we currently expect that such approval or action, except as described below under "State Takeover Laws," would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Ceradyne's or our business or that certain parts of Ceradyne's or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—"Conditions of the Offer."

        Antitrust Compliance.    Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the DOJ (the "Antitrust Division") and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

        Under the HSR Act and the rules and regulations promulgated thereunder, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by 3M, as the parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. 3M filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger on October 9, 2012. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day following the date such filing occurred unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a "Second Request") prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by 3M with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by a court enjoining the transaction. 3M also may agree with the FTC or the Antitrust Division that it will not close the transaction for a certain amount of time in order to allow the completion of its antitrust review. Complying with a Second Request can take a significant period of time. Although Ceradyne is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither Ceradyne's failure to make those filings nor a Second Request issued to Ceradyne from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if 3M owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

        The FTC and the Antitrust Division will consider the legality under the antitrust laws of Purchaser's proposed acquisition of Ceradyne. At any time before or after Purchaser's acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of 3M, Purchaser, Ceradyne, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Purchaser and 3M believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13—"Conditions of the Offer."

        Other Foreign Laws.    It is a condition of our obligation to accept for payment and pay for Shares tendered pursuant to the Offer that any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership, and that any applicable waiting periods thereunder have expired or been terminated.

        Germany.    The purchase of Shares in the Offer is subject to review by the German Federal Cartel Office ("FCO"). Pursuant to the German Act against Restraint of Competition, the Offer and the Merger may not be consummated until they have been notified to and cleared by the FCO or if the maximum periods scheduled for the implementation of a merger control proceeding have expired. After submission of the merger filing, the FCO must clear the Offer and the Merger within one (1) month or open main examination proceedings by informing 3M and Ceradyne within such period. In the latter case, the FCO must decide whether to clear or prohibit the proposed merger within a period of four (4) months from receipt of the original notification or within such longer review period as may be agreed with 3M and Ceradyne. There can be no assurance that the FCO will accept the filings, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. 3M plans to file the required notice forms with the FCO as promptly as practicable after the date hereof.

        Austria.    The purchase of Shares in the Offer is subject to review by the Austrian Federal Competition Authority ("FCA"). Pursuant to the Austrian Cartel Act, notification to the FCA of the Offer and the Merger is required and the Offer and the Merger may not be consummated before the expiration of a four (4) week waiting period, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event the FCA or the Austrian Federal Cartel Prosecutor files a motion with the Austrian Cartel Court to review the Offer or the Merger, the waiting period may be extended for up to five (5) additional months. There can be no assurance that the FCA will accept the filings, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. 3M plans to file the required notice forms with the FCA as promptly as practicable after the date hereof.

        If the FCO, the FCA or any foreign governmental authority initiates an action to block the Offer or the Merger and an order is issued prohibiting the Offer or the Merger, we and Ceradyne may not be obligated to consummate the Offer or the Merger.

        Stockholder Approval.    Ceradyne has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Ceradyne and the consummation by Ceradyne of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the Ceradyne Board, and that no other corporate proceedings on the part of Ceradyne are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, except, in the case of the consummation of the Merger, for the adoption of the Merger Agreement by the holders of a majority in voting interest of the issued and outstanding Shares if required by the DGCL. As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. According to Ceradyne's certificate of incorporation, the Shares are the only securities of Ceradyne that entitle the holders thereof to voting rights. If, following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of Ceradyne.

        Short-Form Merger.    The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary entitled to vote on a merger, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer (including any subsequent offering period), the top-up option or otherwise, Purchaser directly or indirectly owns at least 90 percent of the Shares, Purchaser could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to effect the Merger without prior notice to, or any action by, any other stockholder of Ceradyne if permitted to do so under the DGCL. Even if Purchaser does not own 90 percent of the outstanding Shares following consummation of the Offer, Purchaser could seek to purchase additional Shares in the open market, from Ceradyne or otherwise in order to reach the 90 percent threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the top-up option, may be greater or less than that paid in the Offer. In addition, pursuant to the terms of the Merger Agreement, following the Acceptance Time, if we acquire a majority but less than 90 percent of the Shares outstanding, we could exercise our top-up option to purchase from Ceradyne, subject to certain limitations, a number of additional Shares equal to the number of Shares sufficient to cause 3M and Purchaser to own one Share more than 90 percent of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the top-up option. The price per Share payable under the top-up option would be equal to the Offer Price, and such purchase price may be paid by us, at our election, either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of the Shares purchased pursuant to the top-up option and by executing and delivering to Ceradyne a full-recourse, unsecured and non-transferable promissory note, bearing interest at 5% annually and having a one-year term with no pre-payment premium or penalty, in a principal amount equal to the balance of such purchase price. See Section 11—"Purpose of the Offer and Plans for Ceradyne; Merger Agreement and Other Agreements—The Merger Agreement—Top-Up Option."

        State Takeover Laws.    A number of states (including Delaware, where Ceradyne is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such corporation prior to such time. Ceradyne has represented to us in the Merger Agreement that the Ceradyne Board (at a meeting duly called and held) has duly and unanimously adopted resolutions that are sufficient to render inapplicable to 3M and Purchaser the restrictions on business combinations set forth in Section 203 of the DGCL and any other takeover laws that may purport to be applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement. Accordingly, no Delaware statute should have the effect of precluding the Offer or the Merger. Purchaser has not attempted to comply with any other state takeover laws in connection with the Offer or the Merger. To the extent that the provisions of other state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement, the Voting and Tender Agreement or the transactions contemplated thereby (other than the DGCL), and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—"Conditions of the Offer."

        Appraisal Rights.    No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (the "Appraisal Shares") at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Appraisal Shares held by such holder. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Effective Time and the date of payment and will be compounded quarterly.

        Any such judicial determination of the fair value of the Appraisal Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the per share price to be paid pursuant to the Merger. Moreover, we or Ceradyne may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer and the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

        The Merger Agreement provides that, in any appraisal proceeding with respect to Appraisal Shares and to the fullest extent permitted by applicable law, the fair value of the Appraisal Shares shall be determined in accordance with Section 262 of the DGCL without regard to the top-up option, the Shares issued in connection with the top-up option or any cash or promissory note delivered by Purchaser to Ceradyne in payment for the Shares issued pursuant to the top-up option.

        If any holder of Appraisal Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to applicable withholding taxes, in accordance with the Merger Agreement.

        The foregoing summary of appraisal rights of stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth (or attached) in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in (or attached to) the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

        Stockholders cannot exercise appraisal rights at this time. The information provided above is for informational purposes only with respect to the alternatives of stockholders if and when the Merger is consummated. If stockholders sell their Shares in the Offer (or otherwise prior to the Merger), such holders will not be entitled to exercise appraisal rights with respect to such Shares.

        "Going Private" Transactions.    Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share pursuant to the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither 3M nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

        Litigation.    On October 9, 2012, a plaintiff filed a purported class action against Ceradyne, its directors, 3M, and Purchaser, in connection with the proposed Merger. The suit was filed in California Superior Court for Orange County and is captioned Golovoy vs. Ceradyne, Inc., et al. (Case No. 30-2012-00604001-CU-BT-CXC). The suit alleges that the defendants breached and/or aided and abetted the breach of their fiduciary duties to Ceradyne by, among other things, seeking to sell Ceradyne through an allegedly unfair process and for an unfair price. The suit seeks various equitable relief seeking to enjoin consummation of the Merger, to rescind the Merger, and fees and costs, among other relief. We believe the lawsuit is without merit and will defend the action vigorously.

16. Fees and Expenses

        We have retained Credit Suisse Securities (USA) LLC ("Credit Suisse") to act as financial advisor in connection with the transactions contemplated by the Merger Agreement, for which services Credit Suisse will receive customary compensation. Credit Suisse will receive reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities arising out of the engagement, including liabilities under the federal securities laws. In the ordinary course of business, Credit Suisse and its affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

        We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

        As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

        Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous

        We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Ceradyne has filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—"Certain Information Concerning Ceradyne"—"Available Information."

        No person has been authorized to give any information or make any representation on behalf of Purchaser or 3M not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of 3M, Purchaser, Ceradyne, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of 3M, Purchaser, Ceradyne or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

        Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Ceradyne's stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Cyborg Acquisition Corporation

October 15, 2012

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF 3M AND PURCHASER

3M

        Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of 3M. Except as otherwise noted, positions specified are positions with 3M.

Name	Address	Principal Occupation or Employment	Citizenship
3M Board of Directors
Linda G. Alvarado	3M Company 3M Center St. Paul, MN 55144	President and Chief Executive Officer, Alvarado Construction, Inc.	United States of America
Vance D. Coffman	3M Company 3M Center St. Paul, MN 55144	Retired Chairman of the Board and Chief Executive Officer, Lockheed Martin Corporation	United States of America
Michael L. Eskew	3M Company 3M Center St. Paul, MN 55144	Retired Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc.	United States of America
W. James Farrell	3M Company 3M Center St. Paul, MN 55144	Retired Chairman and Chief Executive Officer, Illinois Tool Works Inc.	United States of America
Herbert L. Henkel	3M Company 3M Center St. Paul, MN 55144	Retired Chairman of the Board, Ingersoll-Rand plc	United States of America
Chairman of the Board, Ingersoll-Rand plc (until June 2010)
Chairman of the Board and Chief Executive Officer, Ingersoll-Rand plc (until February 2010)
Edward M. Liddy	3M Company 3M Center St. Paul, MN 55144	Partner, Clayton, Dubilier & Rice, LLC	United States of America
Interim Chairman and Chief Executive Officer of American International Group (AIG) (until August 2009)
Partner, Clayton, Dublier & Rice, LLC (April-September 2008)

Name	Address	Principal Occupation or Employment	Citizenship
Retired Chairman and Chief Executive Officer, The Allstate Corporation (2008)
Chairman and Former Chief Executive Officer, The Allstate Corporation (2007)
Robert S. Morrison	3M Company 3M Center St. Paul, MN 55144	Retired Vice Chairman of PepsiCo, Inc.	United States of America
Aulana L. Peters	3M Company 3M Center St. Paul, MN 55144	Retired Partner, Gibson, Dunn & Crutcher LLP	United States of America
Inge G. Thulin	3M Company 3M Center, 0220-14W-05 St. Paul, MN 55144	Chairman of the Board, President and Chief Executive Officer	United States of America and Sweden
President and Chief Executive Officer (until May 2012)
Executive Vice President and Chief Operating Officer (2011)
Executive Vice President, International Operations (2004)
Robert J. Ulrich	3M Company 3M Center St. Paul, MN 55144	Retired Chairman of the Board and Chief Executive Officer of Target Corporation	United States of America
Chairman of the Board and Chief Executive Officer, Target Corporation (until May 2008)
Executive Officers
Julie L. Bushman	3M Company 3M Center, 220-14W-03 St. Paul, MN 55144	Executive Vice President, Safety & Graphics	United States of America
Joaquin Delgado	3M Company 3M Center, 220-14W-03 St. Paul, MN 55144	Executive Vice President, Health Care	United States of America and Spain
Ivan K. Fong	3M Company 3M Center, 220-14W-03 St. Paul, MN 55144	3M Senior Vice President Legal Affairs and General Counsel	United States of America
General Counsel, U.S. Department of Homeland Security (2009-2012)

Name	Address	Principal Occupation or Employment	Citizenship
Chief Legal Officer and Secretary of Cardinal Health, Inc. (2005-2009)
Nicholas C. Gangestad	3M Company 3M Center, 224-06-S-03 St. Paul, MN 55144	Vice President, Corporate Controller and Chief Accounting Officer	United States of America
Ian F. Hardgrove	3M Company 3M Center, 220-14W-02 St. Paul, MN 55144	Senior Vice President, Marketing, Sales and Communications	United States of America
Christopher D. Holmes	3M Company 3M Center, 220-14W-01 St. Paul, MN 55144	Senior Vice President, Corporate Supply Chain	United States of America
Michael A. Kelly	3M Company 3M Center, 220-14W-08 St. Paul, MN 55144	Executive Vice President, Electronics & Energy	United States of America
Roger H. Lacey	3M Company 3M Center, 0220-14E-11 St. Paul, MN 55144	Senior Vice President, Strategy and Corporate Development	United States of America
Marlene McGrath	3M Company 3M Center, 0220-14E-18 St. Paul, MN 55144	Senior Vice President, Human Resources	Canada
David W. Meline	3M Company 3M Center, 0220-14E-15 St. Paul, MN 55144	Senior Vice President and Chief Financial Officer	United States of America
Frederick J. Palensky	3M Company 3M Center, 0220-14E-16 St. Paul, MN 55144	Executive Vice President, Research and Development and Chief Technology Officer	United States of America
Bradley T. Sauer	3M Company 3M Center, 0220-14E-14 St. Paul, MN 55144	Executive Vice President, Industrial	United States of America
H. C. Shin	3M Company 3M Center, 0220-14W-04 St. Paul, MN 55144	Executive Vice President, International Operations	United States of America
Inge G. Thulin	3M Company 3M Center, 0220-14W-05 St. Paul, MN 55144	Chairman of the Board, President and Chief Executive Officer	United States of America and Sweden
President and Chief Executive Officer (until May 2012)
Executive Vice President and Chief Operating Officer (2011)
Executive Vice President, International Operations (2004)

Name	Address	Principal Occupation or Employment	Citizenship
Michael G. Vale	3M Company 3M Center, 0220-14E-13 St. Paul, MN 55144	Executive Vice President, Consumer	United States of America
John K. Woodworth	3M Company 3M Center, 220-14E-17 St. Paul, MN 55144	Senior Vice President, Corporate Supply Chain Operations	United States of America

PURCHASER

        Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Except as otherwise noted, positions specified are positions with 3M.

Name	Business Address	Principal Occupation or Employment	Citizenship
William R. Myers	3M Company 3M Center, Building 504-01-01 Oakdale, MN 55128	Vice President and General Manager, Energy and Advanced Materials Division (since October 2007)	United States of America
General Manager, Energy and Advanced Materials Division
President and Director of Cyborg Acquisition Corporation
Carlye S. Landin	3M Company 3M Center,	Counsel (since August 2011)	United States of America
	St. Paul, MN 55144	Secretary of Cyborg Acquisition Corporation
Associate Attorney, Fredrikson & Byron, P.A. (from September 2006 to August 2011)
Steven A. Rinta	3M Company 3M Center, St. Paul, MN 55144	Finance Manager, Energy and Advanced Materials Division (since May 2009)	United States of America
Treasurer of Cyborg Acquisition Corporation
Financial Manager, 3M ESPE (from October 2007 to May 2009)

        Manually signed facsimiles of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Ceradyne or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

Wells Fargo Bank, N.A.

By Mail:	By Courier (until 5:00 p.m., New York City time on Tuesday, November 27, 2012):
Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, MN 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 1110 Centre Point Curve, Suite 101 Mendota Heights, MN 55120-4100

        Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038

Banks and Brokers Call: (212) 440-9800
All Others Toll Free: (866) 257-5415